SingTel

RECEIVED

MAR 13 A 10:59

CORPORATE FINANCE

27 February 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 205
United States of America

07021739

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited on 8 February 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Feb-2007 06:30:58
Announcement No.	00005

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Announcement Title *	SingTel Group's Unaudited Results for the Third Quarter and Nine Months Ended 31 December 2006 - News Release
Description	
Attachments:	1stqtr-NR.pdf Total size = **157K** (2048K size limit recommended)

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SingTel

News Release

The SingTel Group's results for the third quarter and nine months ended 31 December 2006

Strong earnings growth for the Group
Net profit after tax up 13 per cent

Singapore, 8 February 2007 -- Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the third quarter and nine months ended 31 December 2006.

Highlights

	Quarter		YOY	Nine months		YOY
	Dec 2006 (S$m)	Dec 2005 (S$m)	Change	Dec 2006 (S$m)	Dec 2005 (S$m)	Change
Operating revenue	3,376	3,363	0.4%	9,823	9,879	-0.6%
Operational EBITDA	1,056	1,117	-5.5%	3,186	3,369	-5.4%
Share of associates' ordinary earnings	506	432	17.1%	1,511	1,179	28.2%
EBITDA	1,646	1,633	0.8%	4,969	4,802	3.5%
Net profit attributable to shareholders	994	882	12.6%	2,789	2,482	12.4%
Underlying net profit [1]	850	775	9.6%	2,586	2,287	13.1%
Earnings per share (S¢)	6.26	5.29	18.3%	17.03	14.90	14.3%

Group

During the quarter, the Group delivered strong earnings growth. Net profit after tax increased 13 per cent to S$994 million.

The increase in profit was driven primarily by the overseas associates[2] which contributed S$368 million in post-tax profit, representing 43 per cent of the Group's underlying net profit, up from 41 per cent a year ago.

The Group's operating revenue was stable at S$3.38 billion. Revenue from the Group's Australian operations in Australian Dollar terms grew 3.1 per cent but was stable in Singapore Dollar terms due to the weaker Australian currency. SingTel's operating revenue was up 4.3 per cent to S$1.06 billion driven by strong growth in the telco business.

[1] Underlying net profit is defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging, if any.
[2] Associates refer to both associated or joint venture companies.

SingTel

Operational EBITDA fell 5.5 per cent to S$1.06 billion as operating expenses rose 3.0 per cent on the back of more aggressive customer acquisition and retention initiatives by the Singapore mobile business. However, the Group's EBITDA was stable at S$1.65 billion as increased contribution from the associates offset the decline.

Free cash flow[3] was S$476 million, with S$334 million from Singapore's operations, S$8 million from the associates' dividends and S$134 million from the Australian operations.

Mr Lee Hsien Yang, SingTel's Group CEO, said: "The Group has delivered strong earnings growth. In Singapore, we recorded strong revenue growth in the telco business while extending leadership in the data and Internet market. Optus continues to show its resilience in a competitive Australian market and is delivering in line with guidance."

He added: "We see strong potential for growth in our associates. Bharti and Telkomsel continue to perform strongly."

SingTel

During the quarter, SingTel's operating revenue grew 4.3 per cent to S$1.06 billion as a result of higher Mobile and Data & Internet revenues. On a sequential basis, operating revenue grew 1.5 per cent, in spite of lower business activities in the festive quarter.

Operating expenses rose 7.4 per cent to S$613 million, largely driven by significant acquisition and retention costs incurred in the mobile consumer market. Consequently, operational EBITDA margin for the quarter fell to 42.7 per cent compared to 45.4 per cent a year ago, and 48.7 per cent in the preceding quarter ended 30 September 2006.

SingTel continues to extend its leadership in the **Data & Internet** market. Revenue for this market during the quarter was S$326 million, an increase of 6.9 per cent from a year ago and 4.1 per cent from the preceding quarter. On a comparable basis, excluding C2C's capacity sales, revenue grew at a higher 14 per cent from a year ago.

Data revenue grew 8.5 per cent to S$223 million compared to a year ago and was flat against the preceding quarter. Internet revenue for the quarter grew 29 per cent to S$103 million compared to the previous corresponding quarter and increased 12 per cent against the preceding quarter. Managed Services grew 13 per cent driven mainly by higher sales of global corporate IP services. Revenue from local leased circuits was stable year on year while international leased circuit revenue grew 4.4 per cent. While demand for bandwidth continued to be robust, with sales volumes increasing by nearly 40 per cent from a year ago, bandwidth growth was offset by average prices that continued to fall.

Broadband revenue in the quarter rose 35 per cent to S$78 million year on year and increased 14 per cent against the preceding quarter. Excluding the one-off revenue adjustment of S$5 million, Broadband revenue grew by 26 per cent from a year ago and 7.0 per cent from a quarter ago. As at 31 December 2006, the number of broadband lines increased 4 per cent or 14,000 lines to 405,000 lines from 391,000 lines a quarter ago. Despite intense market

[3] Free cash flow refers to cash flow from operating activities less cash capital expenditure.

competition, SingTel retained its leadership in the Singapore broadband market with 53.2 per cent market share as at 31 December 2006. Within a month of rolling out of Wireless @SG service on 1 December 2006, SingTel attracted 106,000 customers of which 28,000 do not subscribe to SingNet broadband services.

Revenue from **mobile communications** grew 8.8 per cent year on year and was up 2.3 per cent from a quarter ago. The number of mobile subscribers continued to increase, growing by 66,000 to 1.77 million in the quarter. Prepaid accounted for 43,000 of the additions while postpaid contributed 23,000 to the subscriber base. For S$28, prepaid customers enjoy SingTel's improved *Hot$100* promotion which offers S$100 worth of calls. Free IDD calls to two new destinations – India and Bangladesh – were added. A record number of mobile subscribers was also re-contracted during the quarter.

SingTel's combined prepaid and postpaid market share remained stable at 38 per cent. Its customer churn and data usage continued to be among the best-in-class with postpaid churn at 0.8 per cent and data usage at 27 per cent of average revenue per user (ARPU).

The demand for 3G services continued to be strong, reaching 367,000 subscribers at end-December 2006, representing an increase of more than six times from a year ago and 42 per cent from a quarter ago.

Revenue from **IT & engineering** for the quarter grew 7.0 per cent to S$150 million year on year. Compared to the preceding quarter, revenue rose marginally by 1.8 per cent. The structure in the Singapore IT services sector continues to evolve with contracts awarded becoming higher value and more 'lumpy'.

International telephone revenue rose slightly by 1.8 per cent to S$149 million year on year as increase in call volumes mitigated the fall in collection rates.

In the quarter, revenue from **national telephone** declined 6.0 per cent to S$113 million as broadband usage increased and mobile substitution continued. Although the number of fixed lines in Singapore decreased by 2.0 per cent, SingTel continues to retain a 96 per cent market share.

SingTel aims to protect its leadership position in the home market by rejuvenating its service offerings and maximising the value of its telephone infrastructure. The recent launch of Generation mio, an integrated voice and data plan, harnesses SingTel's inherent strengths. By leveraging on its market reach and fixed-line network, SingTel is able to reduce churn and increase revenues by cross selling its services. Generation mio lays the platform for other new services such as pay TV which SingTel expects to launch commercially later this year. SingTel was awarded a nationwide licence from the Media Development Authority in January 2007.

Operating expenses increased 7.4 per cent or S$43 million year on year, attributable mainly to higher selling and administrative expenses which grew 14 per cent.

Staff costs remained stable. Compared to a year ago, headcount declined by 326 or 3.3 per cent with the lower headcount in the telco business partially offset by higher headcount in the IT business due to expansion overseas.

SingTel continued to generate strong cash flows. Free cash flow, excluding dividends from associates, was up 34 per cent to S$334 million.

SingTel Optus

In the third quarter ended 31 December 2006, Optus delivered growth and a resilient EBITDA margin of 26 per cent for the third consecutive quarter despite challenging market conditions. This was achieved with disciplined marketing strategies and careful cost control.

For the quarter, Optus' operating revenue was up 3.1 per cent, operational EBITDA was down 3.9 per cent and Optus' net profit of A$135 million was down 15 per cent. Excluding acquisitions, Optus' operating revenue grew 1.1 per cent.

In the quarter, operating cash flow was at A$465 million, comparable to the preceding quarter and A$23 million higher than the same quarter last year with favourable working capital movements.

Cash capital expenditure this quarter increased to A$353 million as Optus rolled out new mobile and fixed-line networks, purchased additional Southern Cross cable capacity, made payments for the D-series satellites and continued the fit out of the new Sydney headquarters.

With the higher cash capital expenditure, free cash flow for the quarter was down 17 per cent to A$112 million.

Mr Paul O'Sullivan, Optus Chief Executive, said Optus' growth was achieved notwithstanding increased mobile cap penetration, declines in fixed telephony and the negative impact of mobile termination rates.

"Despite negative impacts on revenue growth from reduced mobile termination rates, Optus remains committed to maintaining market share, managing costs and investing for growth.

"During the third quarter, we continued to expand our 3G network, we grew our mobile and broadband customer bases, we increased data speeds and delivered better content and applications to our customers," he said.

Optus Mobile continued to be the largest contributing division to Optus' earnings as it successfully delivered on its strategies and defended its position in a competitive market.

Revenue growth for Mobile was 3.0 per cent to A$1.10 billion in the third quarter. Virgin Mobile added A$17 million to Optus Mobile revenue in the quarter. Excluding this, revenue grew 1.5 per cent, driven primarily by higher outgoing service revenue.

Capped plans offered to Optus' retail customers continued to negatively impact revenue growth, with approximately 25 per cent of Optus' total postpaid mobile base choosing a capped plan – up from 14 per cent a year ago.

Outgoing service revenue grew by 7.9 per cent with continued strong prepaid growth, solid SMS traffic and the inclusion of Virgin Mobile's results.

Incoming revenue fell as average termination rates declined 21 per cent, following rate reductions mandated by the ACCC.

Despite the adverse effects of capped plans and termination rates, Mobile operational EBITDA was stable year on year and EBITDA margin improved to 36.5 per cent compared to the preceding quarter.

"We continue to grow our mobile subscriber base with an increase of 76,000 subscribers this quarter and the EBITDA performance is pleasing, given the headwinds the business has faced this quarter," Mr O'Sullivan said.

"We are achieving good take up of our 3G service, with 276,000 subscribers provisioned with Optus 3G services at the end of December. We expect to see this number increase significantly when a greater choice of 3G devices are available and once Optus expands its third generation mobile communications network across a wide national footprint."

In the third quarter, Optus Mobile had strong prepaid revenue growth as well as an increase in postpaid customers. Data revenue rose to 24 per cent of ARPU and business mobile subscribers grew by 11 per cent.

"We will continue to defend our share of the market by protecting our scale position in the consumer market, stimulating SMS and other data revenue and growing our share of the business mobile market," Mr O'Sullivan said.

Optus Business & Wholesale Fixed revenue grew 8.1 per cent, or 3.2 per cent excluding Alphawest, with Optus Business fixed revenue increasing 12 per cent and Optus Wholesale fixed revenue increasing 1.3 per cent.

Combined operational EBITDA grew to A$81 million. EBITDA margin was stable at 19 per cent.

Optus Business continued to deliver strong fixed voice revenue which grew 11 per cent with higher voice traffic, reflecting increased market share in a declining voice revenue environment.

Business Data and IP revenue increased by 10 per cent to A$108 million, with IP growth continuing to offset declines in traditional data. Uecomm delivered a 12 per cent revenue increase in the quarter.

SingTel

Revenue from Information and Communication Technology (ICT) and Managed Services grew to A$71 million for the quarter – up 17 per cent. Satellite revenues were stable and the new D1 satellite was launched into orbit in October 2006, further entrenching Optus' leadership in the satellite industry.

Total Wholesale Fixed revenue increased 1.3 per cent, with strong Data and IP revenues offsetting the decline in voice. Growth in Wholesale Data and IP revenue of 35 per cent was largely driven by increasing Internet bandwidth sales and higher transmission capacity.

"Optus Business, combined with Alphawest and Uecomm, has built a track record of steady growth over a number of quarters, as it has grown share in IP and ICT; and this will be a continuing focus for the division," Mr O'Sullivan said.

Optus Business, Alphawest and Uecomm continued to win major contracts throughout the quarter including: Federal Attorney General's Department, Network Ten and Suncorp Metway.

Optus Consumer and Small & Medium Business (SMB) Fixed revenue was impacted by fixed to mobile substitution, with a decline of 2.9 per cent compared to the same quarter last year. A decline in traditional voice products offset growth in broadband revenue.

Optus SMB continued to focus on growing market share. Adjusting for customer re-segmentation, SMB underlying fixed revenue grew 1.4 per cent and total SMB revenues increased by 2.2 per cent to A$257 million.

Broadband revenue grew 40 per cent and Optus added 52,000 subscribers to its broadband base, which totalled 728,000 subscribers as at 31 December 2006. This is a 42 per cent increase from a year ago.

Optus continues to show steady growth in its ULL customer base. As at 31 December 2006, Optus had 204 exchanges and approximately 62,000 subscribers provisioned with services on its ULL network.

Once this network is completed and combined with Optus' HFC network, it will cover approximately 3.9 million Australian homes.

"We are pleased at the developments concerning the pricing of ULL services. We anticipate further positive outcomes on both pricing and non-pricing aspects of ULL regulation over the coming months," Mr O'Sullivan said.

Associated companies

Earnings from SingTel's associated companies continue to increase. In the quarter ended 31 December 2006, the pre-tax contribution from associates was up 17 per cent to S$506 million and on a post-tax basis, earnings from associates grew 17 per cent to S$368 million.

SingTel

The Group's share of **Telkomsel** pre-tax profit increased by 8.6 per cent to S$250 million in the quarter ended 31 December 2006. This was due to strong operational performance underpinned by continued strong growth in subscriber base. Telkomsel added 3.1 million net new mobile subscribers in the quarter, bringing its total subscriber base to 35.6 million, an increase of 11.3 million or 47 per cent from a year ago.

In the quarter, SingTel's share of pre-tax operating profit from **Bharti** increased 68 per cent to S$128 million. Including the share of fair value gain on financial liabilities and derivatives of S$23 million, Bharti's pre-tax contribution for the quarter more than doubled to S$151 million from a year ago. Bharti added another record 4.9 million net mobile subscribers in the quarter and as at 31 December 2006, its total subscriber base was 32 million, representing a strong increase of 96 per cent from a year ago.

Pre-tax contribution from **Globe** was S$52 million, down 15 per cent year on year and 30 per cent lower than a quarter ago. However, excluding the forex and mark-to-market gain, the share of Globe's pre-tax operating profit was up 6.6 per cent year on year to S$43 million, primarily due to lower marketing and subsidy costs with the termination of the 'SIM-swap' programme in the market. Globe registered a net addition of 1.2 million mobile subscribers in the quarter, bringing its total base to 15.7 million, 26 per cent higher than a year ago.

AIS' pre-tax profit in the quarter ended 30 September 2006[4] declined 9.2 per cent year on year. The decline in operating performance arose mainly from lower service revenue caused by lower usage following the cessation of aggressive price promotions in July 2006. Against the June 2006 quarter, pre-tax profit contribution fell 8.4 per cent due to seasonal low in the July to September quarter. AIS continued to be the market leader with a market share of 51 per cent or a total of 19.5 million mobile subscribers.

Pacific Bangladesh Telecom Limited (PBTL), the fourth largest mobile communications service provider in Bangladesh, added a record 329,000 mobile subscribers in the quarter, compared to an average of 128,000 subscribers per quarter in the first half year. This record addition was a result of a successful marketing campaign following the completion of the network rollout. The accelerated acquisition of subscribers led to higher subscriber acquisition costs, resulting in SingTel's share of pre-tax loss increasing to S$21 million, up from S$4 million in the preceding quarter, and S$9 million in the corresponding quarter last year. As at 31 December 2006, the total mobile subscriber base was 1.1 million, a strong 44 per cent increase from a quarter ago and more than doubled from a year ago.

The Group's combined mobile subscriber base rose 11 per cent or 12 million to 112 million as at 31 December 2006, the largest in Asia outside China. This is another record quarterly increase. Year on year, it was up 44 per cent or 34 million. Excluding SingTel and Optus, the five regional associates' combined mobile subscriber base grew 49 per cent from a year ago to almost 104 million. Bharti and Telkomsel continued to be the two largest regional mobile associates in terms of mobile subscriber number.

---

[4] AIS financial year end is December and SingTel equity accounted for its share of results based on the financials for the nine-month period ended 30 September 2006.

Cash flow and balance sheet

Operating cash flow for the third quarter fell 2.9 per cent to S$958 million, due mainly to lower cash dividends from associates. Cash flow from core businesses, however, increased due to improved working capital.

Free cash flow, excluding the dividend received from associates, rose 13 per cent or S$52 million to S$467 million. The cash capital expenditure to operating revenue ratio of 14 per cent for the quarter was stable compared to a year ago and was up one percentage point from a quarter ago.

SingTel has improved its capital structure and continues to retain significant flexibility for further investments. Net debt decreased by S$824 million to S$6.29 billion from a quarter ago. Net debt was 0.95 times of EBITDA and the EBITDA interest cover was 21.7 times, well within the leverage commitments.

Outlook

The guidance issued earlier with the results for the financial year ended 31 March 2006 is affirmed.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's results for the quarter and nine months.

Media contacts:

Singapore

Peter Heng
Phone: +65-6838 2007
Mobile: +65-9125 0023
Email: peterheng@singtel.com

Australia

Melissa Favero
Phone: +61-2-9342 5030
Mobile: +61-412 001 487
Email: melissa.favero@optus.com.au

From: Lim Li Ching

Sent: Thursday, February 08, 2007 6:31 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

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Announcement Title :: MISCELLANEOUS
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Company Name :: SINGTEL
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DATE: 08/02/2007

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TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

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SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

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Results for the third quarter & nine months ended 31/12/06

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ASX confirms the release to the market of Doc ID: 422786 as follows:

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'ile Name: 422786.pdf

Your Announcement Title: News Release on SingTel Q3 Results

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* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Feb-2007 06:32:27
Announcement No.	00006

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Announcement Title *	SingTel Group's Unaudited Results for the Third Quarter and Nine Months Ended 31 December 2006 - SGX Appendix 7.2 Announcement
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SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2006

Contents **Page**

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the third quarter ended 31 December 2006

	Group		Company	
	31 Dec 06 S$ Mil	31 Dec 05 [1] S$ Mil	31 Dec 06 S$ Mil	31 Dec 05 S$ Mil
Share Capital [2]				
Balance as at 1 Oct	**2,525.2**	2,503.4	**2,525.2**	2,503.4
Issue of new shares	**15.8**	0.8	**15.8**	0.8
Balance as at 31 Dec	**2,541.0**	2,504.2	**2,541.0**	2,504.2
Share Premium [2]				
Balance as at 1 Oct	**-**	2,240.1	**-**	2,240.1
Issue of new shares	**-**	7.0	**-**	7.0
Balance as at 31 Dec	**-**	2,247.1	**-**	2,247.1
Capital Redemption Reserve [2]				
Balance as at 1 Oct and 31 Dec	**-**	9.2	**-**	9.2
Treasury Shares				
Balance as at 1 Oct	**(29.5)**	-	**-**	-
Performance shares purchased by Trust [3]	**(1.5)**	-	**-**	-
Others	**(3.8)**	-		-
Balance as at 31 Dec	**(34.8)**	-	**-**	-
Capital Reserve - Performance Shares				
Balance as at 1 Oct	**18.0**	6.7	**(8.7)**	(0.4)
Equity settled performance shares (net of tax)	**5.3**	6.6	**2.8**	3.2
Performance shares purchased by Trust [3]	**-**	(5.2)	**-**	-
Cash paid to employees under performance share plans	**(0.1)**	-	**(0.1)**	-
Contribution to Trust [3]	**-**	-	**(2.7)**	-
Others	**2.4**	-	**1.1**	(3.7)
Balance as at 31 Dec	**25.6**	8.1	**(7.6)**	(0.9)
Currency Translation Reserve				
Balance as at 1 Oct	**154.8**	590.0	**-**	-
Currency translation differences released on deconsolidation of subsidiary companies (*)	**-**	0.5	**-**	-
Currency translation differences (*)	**151.4**	(245.6)	**-**	-
Balance as at 31 Dec	**306.2**	344.9	**-**	-
Hedging Reserve				
Balance as at 1 Oct	**(81.5)**	(168.8)	**(52.5)**	(106.8)
Cash flow hedges (net of tax) (*)	**(35.6)**	59.4	**(41.3)**	52.9
Balance as at 31 Dec	**(117.1)**	(109.4)	**(93.8)**	(53.9)
Balance carried forward	**2,720.9**	5,004.1	**2,439.6**	4,705.7

Note:

(1) Prior period comparatives have been restated (see Note 2 to the interim financial statements).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the third quarter ended 31 December 2006

	Group		Company	
	31 Dec 06 S$ Mil	31 Dec 05 [(1)] S$ Mil	31 Dec 06 S$ Mil	31 Dec 05 S$ Mil
Balance brought forward	**2,720.9**	5,004.1	**2,439.6**	4,705.7
Fair Value Reserve				
Balance as at 1 Oct	**21.9**	70.4	**21.8**	23.4
Fair value changes on available-for-sale ("**AFS**") investments [(*)]	**(0.3)**	(2.8)	**(0.5)**	(2.7)
Balance as at 31 Dec	**21.6**	67.6	**21.3**	20.7
Retained Earnings				
Balance as at 1 Oct	**17,879.3**	14,872.5	**9,056.6**	8,870.0
Goodwill transferred from Other Reserves on dilution / disposal	**-**	(5.4)	**-**	-
Net profit for the period [(*)]	**993.5**	882.0	**399.4**	512.5
Interim dividend for 2006	**(585.0)**	-	**(585.0)**	-
Balance as at 31 Dec	**18,287.8**	15,749.1	**8,871.0**	9,382.5
Other Reserves [(4)]				
Balance as at 1 Oct	**(1,249.4)**	(1,195.6)	**-**	-
Goodwill transferred to Retained Earnings on dilution / disposal	**-**	5.4	**-**	-
Share of associated and joint venture companies' reserve movements [(*)]	**(7.8)**	4.3	**-**	-
Balance as at 31 Dec	**(1,257.2)**	(1,185.9)	**-**	-
Equity attributable to shareholders of the Company	**19,773.1**	19,634.9	**11,331.9**	14,108.9
Minority Interest				
Balance as at 1 Oct	**2.8**	9.8	**-**	-
Effects of deconsolidation of subsidiary companies [(*)]	**-**	(7.3)	**-**	-
Currency translation differences [(*)]	**-**	(0.1)	**-**	-
Net profit / (loss) for the period [(*)]	**0.2**	(0.2)	**-**	-
Balance as at 31 Dec	**3.0**	2.2	**-**	-
Total equity	**19,776.1**	19,637.1	**11,331.9**	14,108.9
Total recognised gains [(5)]	**1,101.4**	690.2	**357.6**	562.7

Notes:

(1) Prior period comparatives have been restated (see Note 2 to the interim financial statements).

(2) With the implementation of the Companies (Amendment) Act 2005, the balances in Share Premium and Capital Redemption Reserve as at 30 January 2006 had been transferred to the Company's Share Capital.

(3) RBC Dexia Trust Services Singapore Limited (the **Trust**") is the trustee of a trust established to administer the performance share plans.

(4) Other Reserves relate mainly to goodwill on acquisition completed prior to 1 April 2001.

(5) Total recognised gains comprise all items marked (*).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended 31 December 2006

	Group		Company	
	31 Dec 06 S$ Mil	31 Dec 05 [1] S$ Mil	31 Dec 06 S$ Mil	31 Dec 05 S$ Mil
Share Capital [2]				
Balance as at 1 Apr	**4,774.7**	2,496.2	**4,774.7**	2,496.2
Cancellation of shares	**(2,271.6)**	-	**(2,271.6)**	-
Issue of new shares	**37.9**	8.0	**37.9**	8.0
Balance as at 31 Dec	**2,541.0**	2,504.2	**2,541.0**	2,504.2
Share Premium [2]				
Balance as at 1 Apr	-	2,168.3	-	2,168.3
Issue of new shares	-	78.8	-	78.8
Balance as at 31 Dec	-	2,247.1	-	2,247.1
Capital Redemption Reserve [2]				
Balance as at 1 Apr and 31 Dec	-	9.2	-	9.2
Treasury Shares				
Balance as at 1 Apr	**(38.1)**	-	-	-
Performance shares purchased by Company	**(9.5)**	-	**(9.5)**	-
Performance shares purchased by Trust [3]	**(23.0)**	-	-	-
Performance shares vested	**35.8**	-	**9.5**	-
Balance as at 31 Dec	**(34.8)**	-	-	-
Capital Reserve - Performance Shares				
Balance as at 1 Apr	**48.8**	3.2	**0.2**	(1.4)
Equity settled performance shares (net of tax)	**23.6**	22.2	**11.7**	11.4
Transfer of liability to reserve	**2.3**	-	**1.1**	-
Performance shares purchased by Trust [3]	-	(14.1)	-	-
Cash paid to employees under performance share plans	**(1.8)**	(0.9)	**(1.6)**	(0.9)
Performance shares purchased by SingTel Optus Pty Limited ("**Optus**") and vested	**(11.4)**	-	-	-
Performance shares vested from Treasury Shares	**(35.8)**	(2.3)	**(6.0)**	-
Contribution to Trust [3]	-	-	**(13.0)**	(10.0)
Others	**(0.1)**	-	-	-
Balance as at 31 Dec	**25.6**	8.1	**(7.6)**	(0.9)
Balance carried forward	**2,531.8**	4,768.6	**2,533.4**	4,759.6

Note:

(1) Prior period comparatives have been restated (see Note 2 to the interim financial statements).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended 31 December 2006

	Group		Company	
	31 Dec 06 S$ Mil	31 Dec 05 [1] S$ Mil	31 Dec 06 S$ Mil	31 Dec 05 S$ Mil
Balance brought forward	**2,531.8**	4,768.6	**2,533.4**	4,759.6
Currency Translation Reserve				
Balance as at 1 Apr				
- as previously reported	**173.4**	781.8	-	(1.3)
- effects of adopting FRS 21	-	-	-	1.3
- effects of adopting FRS 39	-	(53.4)	-	-
- restated	**173.4**	728.4	-	-
Currency translation differences released on deconsolidation of subsidiary companies (*)	-	0.5	-	-
Currency translation differences (*)	**132.8**	(384.0)	-	-
Balance as at 31 Dec	**306.2**	344.9	-	-
Hedging Reserve				
Balance as at 1 Apr				
- as previously reported	**(53.2)**	-	**(22.4)**	-
- effects of adopting FRS 39	-	(161.7)	-	(108.0)
- restated	**(53.2)**	(161.7)	**(22.4)**	(108.0)
Cash flow hedges (net of tax) (*)	**(63.9)**	52.3	**(71.4)**	54.1
Balance as at 31 Dec	**(117.1)**	(109.4)	**(93.8)**	(53.9)
Fair Value Reserve				
Balance as at 1 Apr				
- as previously reported	**20.7**	-	**21.2**	-
- effects of adopting FRS 39	-	75.8	-	30.1
- restated	**20.7**	75.8	**21.2**	30.1
Fair value changes on available-for-sale ("AFS") investments (*)	**0.9**	(8.2)	**0.1**	(9.4)
Balance as at 31 Dec	**21.6**	67.6	**21.3**	20.7
Retained Earnings				
Balance as at 1 Apr				
- as previously reported	**17,429.2**	15,014.2	**9,550.2**	10,110.4
- effects of adopting FRS 21	-	-	-	(1.3)
- effects of adopting FRS 39	-	(0.6)	-	(53.4)
- restated	**17,429.2**	15,013.6	**9,550.2**	10,055.7
Goodwill transferred from Other Reserves on dilution / disposal	**(9.4)**	(12.5)	-	-
Net profit for the period (*)	**2,789.4**	2,481.8	**1,243.0**	1,061.9
Final dividends paid	**(1,336.4)**	(1,733.8)	**(1,337.2)**	(1,735.1)
Interim dividend for FY2006/ 2007	**(585.0)**	-	**(585.0)**	-
Balance as at 31 Dec	**18,287.8**	15,749.1	**8,871.0**	9,382.5
Balance carried forward	**21,030.3**	20,820.8	**11,331.9**	14,108.9

Note:

(1) Prior period comparatives have been restated (see Note 2 to the interim financial statements).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended 31 December 2006

	Group		Company	
	31 Dec 06 S$ Mil	31 Dec 05 (1) S$ Mil	31 Dec 06 S$ Mil	31 Dec 05 S$ Mil
Balance brought forward	**21,030.3**	20,820.8	**11,331.9**	14,108.9
Other Reserves (4)				
Balance as at 1 Apr	**(1,264.9)**	(1,201.7)	-	-
Goodwill transferred to Retained Earnings on dilution / disposal	**9.4**	12.5	-	-
Share of associated and joint venture companies' reserve movements (*)	**(1.7)**	3.3	-	-
Balance as at 31 Dec	**(1,257.2)**	(1,185.9)	-	-
Equity attributable to shareholders of the Company	**19,773.1**	19,634.9	**11,331.9**	14,108.9
Minority Interest				
Balance as at 1 Apr	**2.6**	11.5	-	-
Effects of deconsolidation of subsidiary companies (*)	-	(7.3)	-	-
Currency translation differences (*)	-	0.1	-	-
Net profit / (loss) for the period (*)	**0.4**	(2.1)	-	-
Balance as at 31 Dec	**3.0**	2.2	-	-
Total equity	**19,776.1**	19,637.1	**11,331.9**	14,108.9
Total recognised gains (5)	**2,857.9**	2,136.4	**1,171.7**	1,106.6

Notes:

(1) Prior period comparatives have been restated (see Note 2 to the interim financial statements).

(2) With the implementation of the Companies (Amendment) Act 2005, the balances in Share Premium and Capital Redemption Reserve as at 30 January 2006 had been transferred to the Company's Share Capital.

(3) RBC Dexia Trust Services Singapore Limited (the **Trust**") is the trustee of a trust established to administer the performance share plans.

(4) Other Reserves relate mainly to goodwill on acquisition completed prior to 1 April 2001.

(5) Total recognised gains comprise all items marked (*).

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the third quarter and nine months ended 31 December 2006

	Quarter 31 Dec 2006 S$ Mil	Quarter 31 Dec 2005 [1] S$ Mil	Nine months 31 Dec 2006 S$ Mil	Nine months 31 Dec 2005 [1] S$ Mil
Cash Flows from Operating Activities				
Profit before tax	**1,093.7**	1,008.7	**3,117.8**	2,862.7
Adjustments for				
Depreciation and amortisation	**450.5**	491.2	**1,392.9**	1,486.7
Exceptional items	**(143.9)**	(106.7)	**(203.6)**	(142.3)
IDA compensation	**(84.3)**	(84.3)	**(252.8)**	(252.8)
Interest and investment income	**(2.8)**	(8.7)	**(59.5)**	(120.8)
Interest on borrowings	**111.3**	131.6	**313.5**	390.7
Share of results of associated and joint venture companies (post tax)	**(368.4)**	(314.4)	**(1,122.5)**	(854.9)
Other non-cash items	**17.0**	7.7	**37.7**	16.4
	(20.6)	116.4	**105.7**	523.0
Operating cash flow before working capital changes	**1,073.1**	1,125.1	**3,223.5**	3,385.7
Changes in operating assets and liabilities				
Trade and other receivables	**(85.1)**	(94.2)	**(238.4)**	(269.5)
Trade and other payables	**120.2**	18.8	**(49.2)**	(76.6)
Inventories	**(4.2)**	(29.0)	**8.7**	(81.4)
Provisions	**2.3**	0.1	**2.1**	0.3
Currency translation adjustments of subsidiary companies	**(1.9)**	4.3	**(6.5)**	1.9
Cash generated from operations	**1,104.4**	1,025.1	**2,940.2**	2,960.4
Cash paid to employees under performance share plans	**(0.4)**	-	**(5.5)**	-
Dividends received from associated and joint venture companies	**8.3**	108.1	**587.1**	523.4
Income tax paid	**(154.6)**	(147.4)	**(333.0)**	(337.9)
Net cash inflow from operating activities	**957.7**	985.8	**3,188.8**	3,145.9
Cash Flows from Investing Activities				
Dividends received from other investments	**0.5**	0.4	**4.5**	5.1
Interest received	**14.8**	21.7	**96.2**	63.2
Payment for acquisition of subsidiary companies, net of cash acquired *(see **Note 1**)*	**(0.1)**	(36.2)	**(0.2)**	(36.7)
Cash and cash equivalents in subsidiary companies deconsolidated *(see **Note 2**)*	-	(10.0)	-	(10.0)
(Investment in) / Adjustment to investment in associated and joint venture companies	**(0.2)**	8.5	**(3.3)**	(617.1)
Balance carried forward	**15.0**	(15.6)	**97.2**	(595.5)

The accompanying notes form an integral part of these interim financial statements.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the third quarter and nine months ended 31 December 2006

1. BASIS OF PREPARATION

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current periods as the most recent audited financial statements as at 31 March 2006, except for the adoption of certain revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2006. The adoption did not result in substantial changes to the Group's accounting policies except for the following:

(a) INT FRS 104, ***Determining Whether an Arrangement Contains a Lease,*** gives guidance in determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with FRS 17, ***Leases.*** In prior periods, sales of network capacity pursuant to the IRU agreements were classified as operating leases and revenues were recognised evenly over the lease periods. With effect from 1 April 2006, the Group accounts for sales of network capacity as finance leases where:

(i) the purchaser's right of use is exclusive and irrevocable;
(ii) the asset is specific and separable;
(iii) the term of the contract is for the major part of the asset's useful economic life;
(iv) the attributable costs or carrying value can be measured reliably; and
(v) no significant risks are retained by the Group.

Revenue arising from other sales of network capacity is recognised evenly over the lease periods.

The change in the accounting policy does not have a material impact on the financial statements of the Group or the Company.

(b) FRS 39 (Amendment), ***Financial Guarantee Contracts,*** requires financial guarantees issued by the Company to be recorded initially at fair values plus transactions costs and amortised in the income statement over the period of the guarantee. The standard is to be applied on a prospective basis. In prior periods, financial guarantees, if any, have been accounted for as contingent liabilities and are not recognised in the financial statements until the obligation to make payment under the guarantee is incurred.

As at 31 December 2006, a guarantee of S$650 million provided by the Company to a wholly-owned subsidiary company has been accounted under this revised policy. The change in accounting policy resulted in an increase of S$1.0 million in the net profit of the Company.

This change in accounting policy has no impact to the consolidated financial statements.

2. COMPARATIVE FIGURES

(a) As stated in the Management Discussion & Analysis of the Group for the quarter ended 31 March 2006, Optus aligned its accounting treatment for operating lease expenditure to be consistent with the technical interpretation of International Financial Reporting Standards in Australia. Under this interpretation, if the lease payments provide for fixed rate rent increases year-on-year, such increases are to be recognised on a straight-line basis over the entire lease term, compared to only expensing the contractual amounts paid every year.

2. COMPARATIVE FIGURES (continued)

(a) The comparative figures in the income statement for the third quarter and nine months ended 31 December 2005 have been restated to reflect the change as follows:

Group	Quarter 31 Dec 05 S$ Mil (Unaudited)	Nine months 31 Dec 05 S$ Mil (Unaudited)
Operating expenses		
- as previously reported	2,265.2	6,557.6
- effects of change	3.8	11.6
- restated	2,269.0	6,569.2
Tax expense		
- as previously reported	128.1	386.5
- effects of change	(1.2)	(3.5)
- restated	126.9	383.0
Net profit		
- as previously reported	884.4	2,487.8
- effects of change	(2.6)	(8.1)
- restated	881.8	2,479.7

(b) Certain investee companies, previously classified as "associated companies", have been reclassified as "joint venture companies" as the Group has determined that it is able to exercise joint control over these companies.

The comparative figures in the Balance Sheet as at 31 March 2006 have been restated to reflect the change as follows:

As at 31 Mar 06	Group S$ Mil	Company S$ Mil
Associated companies		
- as previously reported (audited)	5,203.1	25.7
- effects of change	(5,109.9)	(1.0)
- restated	93.2	24.7
Joint venture companies		
- as previously reported (audited)	1,393.8	74.4
- effects of change	5,109.9	1.0
- restated	6,503.7	75.4

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the third quarter and nine months ended 31 December 2006

7. INTEREST AND INVESTMENT INCOME

Group	Quarter 31 Dec 2006 S$ Mil (Unaudited)	Quarter 31 Dec 2005 S$ Mil (Unaudited)	Nine months 31 Dec 2006 S$ Mil (Unaudited)	Nine months 31 Dec 2005 S$ Mil (Unaudited)
Interest income from				
- associated and joint venture companies	**4.0**	1.2	**6.3**	3.0
- others	**14.1**	22.5	**78.0**	69.2
	18.1	23.7	**84.3**	72.2
Gross dividends from trading investments	**0.8**	0.4	**3.6**	3.0
Net gain on sale of trading investments	**-**	-	**0.6**	-
Fair value changes of trading investments	**0.1**	(2.6)	**(0.1)**	(2.0)
Net exchange loss (non-trade)	**(16.2)**	(13.1)	**(29.5)**	(5.7)
Exchange gain on loan to Optus, net of hedging	**-**	-	**-**	52.9
Others	**-**	0.3	**0.6**	0.4
	2.8	8.7	**59.5**	120.8

8. INTEREST ON BORROWINGS

Group	Quarter 31 Dec 2006 S$ Mil (Unaudited)	Quarter 31 Dec 2005 S$ Mil (Unaudited)	Nine months 31 Dec 2006 S$ Mil (Unaudited)	Nine months 31 Dec 2005 S$ Mil (Unaudited)
Interest expense on				
- bonds	**113.7**	128.4	**351.4**	400.1
- bank loans	**6.2**	27.5	**7.8**	64.6
- others	**8.8**	5.1	**14.3**	11.0
Effects of interest rate swaps	**(15.1)**	(26.9)	**(48.7)**	(80.3)
Amortisation of bonds and related costs	**1.2**	2.1	**3.2**	5.7
	114.8	136.2	**328.0**	401.1
Less: Amounts capitalised in balance sheet	**(3.5)**	(4.6)	**(14.5)**	(10.4)
	111.3	131.6	**313.5**	390.7

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the third quarter and nine months ended 31 December 2006

9. TAX EXPENSE

Group	Quarter 31 Dec 2006 S$ Mil (Unaudited)	Quarter 31 Dec 2005 [1] S$ Mil (Unaudited)	Nine months 31 Dec 2006 S$ Mil (Unaudited)	Nine months 31 Dec 2005 [1] S$ Mil (Unaudited)
Current and deferred tax expense attributable to current period's profits	**132.5**	156.2	**432.3**	472.9
Recognition of deferred tax assets on other temporary differences [2]	**(32.5)**	(29.3)	**(104.7)**	(88.5)
Current and deferred tax adjustments in respect of prior years	**-**	-	**0.4**	(1.4)
	100.0	126.9	**328.0**	383.0

Notes:

(1) Prior period comparatives have been restated (see Note 2 (a) to the interim financial statements).

(2) This relates to deferred tax asset recognised on interest expenses arising from inter-company loans.

10. OTHER INCOME STATEMENT ITEMS

Group	Quarter 31 Dec 2006 S$ Mil (Unaudited)	Quarter 31 Dec 2005 S$ Mil (Unaudited)	Nine months 31 Dec 2006 S$ Mil (Unaudited)	Nine months 31 Dec 2005 S$ Mil (Unaudited)
Impairment of				
- trade receivables	**10.7**	22.9	**43.4**	61.3
- other receivables	**-**	0.2	**0.1**	0.9
Allowance for inventory obsolescence	**0.4**	5.5	**1.4**	15.7
Bad trade receivables written off	**0.2**	0.2	**0.5**	1.2
Inventory written off	**0.1**	-	**0.4**	0.6

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the third quarter and nine months ended 31 December 2006

11. UNDERLYING NET PROFIT

Group	Quarter 31 Dec 2006 S$ Mil (Unaudited)	Quarter 31 Dec 2005 [(1)] S$ Mil (Unaudited)	Nine months 31 Dec 2006 S$ Mil (Unaudited)	Nine months 31 Dec 2005 [(1)] S$ Mil (Unaudited)
Profit attributable to shareholders	**993.5**	882.0	**2,789.4**	2,481.8
Adjustments for				
Exceptional items	**(143.9)**	(106.7)	**(203.6)**	(142.3)
Exchange gain on loan to Optus, net of hedging	**-**	-	**-**	(52.9)
Underlying net profit	**849.6**	775.3	**2,585.8**	2,286.6

Note:
(1) Prior period comparatives have been restated (see Note 2 (a) to the interim financial statements).

12. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

Group	Quarter 31 Dec 2006 S$ Mil (Unaudited)	Quarter 31 Dec 2005 [(1)] S$ Mil (Unaudited)	Nine months 31 Dec 2006 S$ Mil (Unaudited)	Nine months 31 Dec 2005 [(1)] S$ Mil (Unaudited)
Profit before tax	**1,093.7**	1,008.7	**3,117.8**	2,862.7
Adjustments for				
Depreciation and amortisation	**450.5**	491.2	**1,392.9**	1,486.7
Exceptional items	**(143.9)**	(106.7)	**(203.6)**	(142.3)
Interest and investment income	**(2.8)**	(8.7)	**(59.5)**	(120.8)
Interest on borrowings	**111.3**	131.6	**313.5**	390.7
Share of tax of associated and joint venture companies	**137.2**	117.3	**407.7**	324.7
EBITDA	**1,646.0**	1,633.4	**4,968.8**	4,801.7

Note:
(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial statements).

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the third quarter and nine months ended 31 December 2006

13. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

	Quarter 31 Dec		Nine months 31 Dec	
Group	2006 '000 (Unaudited)	2005 '000 (Unaudited)	2006 '000 (Unaudited)	2005 '000 (Unaudited)
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	**15,877,401**	16,678,246	**16,377,680**	16,661,270
Adjustment for dilutive effect of share options	**16,935**	22,017	**16,895**	31,231
Adjustment for dilutive effect of SingTel Performance Share Plan	**73,122**	3,111	**73,122**	14,974
Weighted average number of ordinary shares for calculation of diluted earnings per share	**15,967,458**	16,703,374	**16,467,697**	16,707,475

The weighted average number of ordinary shares in issue had been adjusted to exclude the number of performance shares held by the Trust.

14. GROUP'S BORROWINGS AND DEBT SECURITIES

	As at	
Group	31 Dec 06 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)
Unsecured borrowings		
Repayable within one year	**823.8**	1,492.8
Repayable after one year	**6,329.7**	5,907.2
	7,153.5	7,400.0
Secured borrowings		
Repayable within one year	**0.6**	0.7
	7,154.1	7,400.7

Secured borrowings comprise finance lease liabilities.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the third quarter and nine months ended 31 December 2006

15. SHARE CAPITAL AND OTHER EQUITY INFORMATION

Group and Company	31 Dec 06 Number of shares Mil (Unaudited)	31 Dec 06 Share capital S$ Mil (Unaudited)
Balance as at 1 Oct 06	**15,887.5**	**2,525.2**
Issue of shares on exercise of share options	**8.5**	**15.8**
Balance as at 31 Dec 06	**15,896.0**	**2,541.0**

(a) Changes to share capital

In the current quarter ended 31 December 2006, the Company issued 8,501,327 ordinary shares upon the exercise of 8,188,500 share options under the Singapore Telecom Share Option Scheme 1999 (at exercise prices of between S$1.33 and S$2.97 per share) and the exercise of 188,450 share options (giving rise to the issue of 312,827 SingTel shares) under the Optus Executive Option Plan (at an exercise price of A$3.63 for 1.66 shares). On the exercise of options under the Optus Executive Option Plan, SingTel shares are issued to the Optus option holder in the ratio of 1.66 SingTel shares per share option.

(b) Outstanding share options

The number of outstanding share options under the Singapore Telecom Share Option Scheme 1999 as at 31 December 2006 was 46,767,287 (31 December 2005: 78,009,187).

The number of share options under the Optus Executive Option Plan as at 31 December 2006 was 2,992,400 (31 December 2005: 3,555,050). Under the Optus Executive Option Plan, on the exercise of these options, Optus will discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 31 December 2006 was 51,734,671 (31 December 2005: 83,910,570).

(c) Performance shares

As at 31 December 2006, the number of outstanding performance shares under the SingTel Executives' Performance Share Plan and SingTel Performance Share Plan was 92,266,613 (31 December 2005: 89,154,605).

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the third quarter and nine months ended 31 December 2006

16. NET ASSET VALUE

	Group As at		Company As at	
	31 Dec 06 (Unaudited)	31 Mar 06 (Audited)	31 Dec 06 (Unaudited)	31 Mar 06 (Audited)
Net asset value per ordinary share	**124.50¢**	126.27¢	**71.28¢**	85.75¢

As at balance sheet date, the number of ordinary shares of the Group used for the above calculation had been adjusted to exclude the number of performance shares held by the Trust.

17. CONTINGENT LIABILITIES

(a) Guarantees

As at 31 December 2006

(i) As at 31 March 2006, the Company had provided a guarantee to a third party for due performance by a wholly owned subsidiary for its obligations and liabilities under a S$45.0 million contract to provide information technology services. This guarantee was discharged in the current quarter.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$149.6 million and S$18.9 million (31 March 2006: S$154.0 million and S$18.4 million) respectively.

(iii) A subsidiary company provided performance guarantees amounting to US$64 million to a third party in respect of a joint venture company as at 31 March 2006. The guarantees were extinguished following the disposal of the joint venture company on 19 October 2006.

(iv) The Company provided a guarantee for a S$650 million loan facility entered into by a wholly owned subsidiary. The facility matures in September 2009 and S$650 million was fully drawn down as at 31 December 2006.

(b) Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("**Seven**") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the third quarter and nine months ended 31 December 2006

17. CONTINGENT LIABILITIES

(b) Claim by Seven Network Limited (continued)

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 and concluded in October 2006. The judge has reserved his decision.

(c) Disputes concerning international telecommunications traffic

As previously reported, Optus is in dispute with certain international service providers and an international carrier regarding amounts due under contracts. Optus is vigorously defending all these claims.

(d) Other commercial disputes

Optus (and certain subsidiary companies) is in dispute with third parties regarding certain transactions entered into in the ordinary course of business. Some of these disputes involve legal proceedings relating to the contractual obligations of the parties and / or representations made, including the amounts payable by Optus' companies under the contracts and claims against Optus' companies for compensation for alleged breach of contract and/or representations. Optus is vigorously defending all these claims.

18. C2C RESTRUCTURING

On 20 June 2003, the Company announced that it had notified C2C, its then subsidiary, of the cancellation of its commitment to C2C under a convertible loan agreement entered into in conjunction with a secured credit facility made available to C2C. The undrawn portion of the convertible loan stood at US$164 million (31 March 2006: US$164 million). The Company had also announced that, on a without prejudice basis and subject to agreeing terms, it was prepared to consider committing additional funds to C2C if it was in the interests of all parties, including the Company.

Despite the Company's proposal and whilst the lenders indicated that they would continue to work towards a consensual restructuring, the lenders of C2C issued a notice to the Company calling upon it to disburse to C2C the US$164 million under the convertible loan agreement. The Company announced that it was not obliged to so disburse in view of the cancellation.

On 12 January 2004, the Company announced that SingTel and C2C had reached agreement-in-principle with C2C's lenders regarding the consensual restructuring of C2C's secured credit facility. Since the date the agreement-in-principle was reached, there has been a material change to the composition of the lenders. The new lenders appointed receivers and managers (the "Receivers") over all the shares of C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of the lenders. Following the exercise by the Receivers of their powers of sale, C2C Holdings' shares in C2C were sold by the Receivers to C2C Group Limited, which is owned by the major creditors of C2C. The sale of C2C's shares was completed in early August 2006. Following the sale, C2C is no longer a subsidiary of the Company.

Discussions with the lenders on a consensual restructuring are continuing.

19. DIVIDENDS

On 7 November 2006, the directors approved an interim ordinary dividend of 4.6 cents per share less tax at 20.0 per cent amounting to S$585 million in respect of the financial year ending 31 March 2007. No interim dividend was declared in the previous financial year.

The dividend has been accounted for in the shareholders' equity as an appropriation of Retained Earnings in the third quarter and nine months ended 31 December 2006. The interim dividend was paid in January 2007.

In the nine months ended 31 December 2006, a final ordinary dividend of 10.0 cents per share, less tax at 20.0 per cent totalling S$1,336.4 million and S$1,337.2 million for the Group and Company respectively, was paid in respect of the financial year ended 31 March 2006. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

OTHER INFORMATION

20. The financial position as at 31 December 2006 and the results and cash flows for the third quarter and nine months ended 31 December 2006 presented in this announcement have not been audited, but have been reviewed by Deloitte & Touche in accordance with the Singapore Statement of Auditing Practice 11 – *Review of Interim Financial Information* (see review opinion on page 24 of this announcement).

21. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion and Analysis of the Group for the third quarter and nine months ended 31 December 2006.

22. WHERE A FORECAST, OR A PROSPECT STATEMENT, HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS.

Please refer to the Management Discussion and Analysis of the Group for the third quarter and nine months ended 31 December 2006.

23. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT OPERATING PERIOD AND THE NEXT 12 MONTHS.

Please refer to the Management Discussion and Analysis of the Group for the third quarter and nine months ended 31 December 2006.

CONFIRMATION BY THE BOARD

On behalf of the Board of Directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the Board of Directors of the Company which may render the financial statements for the third quarter and nine months ended 31 December 2006 to be false or misleading.

On behalf of the Board of Directors

Nicky Tan Ng Kuang
Chairman of Audit Committee

Lee Hsien Yang
Director

Singapore
7 February 2007

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
#18-00, Comcentre
Singapore 239732

7 February 2007

Dear Sirs

**SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES
REVIEW OF THE INTERIM FINANCIAL INFORMATION AS OF AND FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2006**

We have performed a review on certain interim financial information of Singapore Telecommunications Limited ("SingTel" or the "Company") and its subsidiaries (collectively known as the "Group") as of 31 December 2006 and for the Third Quarter and Nine Months ended 31 December 2006. Such interim financial information has been prepared by SingTel for announcement on the Singapore Exchange and the Australian Stock Exchange.

The interim financial information for the Third Quarter and Nine Months ended 31 December 2006 includes comparative information for the Third Quarter and Nine Months ended 31 December 2005 and the balance sheets as of 31 March 2006, and that information was reviewed and audited respectively by other auditors. The other auditors' review opinion, dated 7 February 2006, stated that they were not aware of any material modifications that should be made to the interim financial information prepared in accordance with Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual ("Listing Manual"). The Group's financial statements for 31 March 2006 included an unqualified audit opinion, dated 3 May 2006.

The interim financial information is set out in the attached pages of SingTel's announcement and comprises the following:-

- Consolidated Income Statements for the Third Quarter and Nine Months ended 31 December 2006;
- Balance Sheets of the Group and Company as at 31 December 2006;
- Statements of Changes in Equity for the Group and the Company for the Third Quarter and Nine Months ended 31 December 2006;
- Consolidated Cash Flow Statements for the Third Quarter and Nine Months ended 31 December 2006;
- Selected notes to the interim financial statements for the Third Quarter and Nine Months ended 31 December 2006 (comprising Basis of Preparation, Comparative Figures, Other Income, Depreciation and Amortisation, Exceptional Items, Share of Exceptional Items, Interest and Investment Income, Interest on Borrowings, Tax Expense and Other Income Statement Items);
- Additional Information on the Group's Borrowings and Debt Securities as at 31 December 2006;
- Earnings Per Share of the Group (basic and diluted) for the Third Quarter and Nine Months ended 31 December 2006;
- Net Asset Value per ordinary share of the Group and Company as at 31 December 2006;
- Share Capital and Other Equity Information as at 31 December 2006; and
- Contingent Liabilities.

Appendix 7.2 of the Listing Manual requires the preparation of interim financial information to be in compliance with the relevant provisions thereof.

The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, *Review of Interim Financial Information*. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there is any material modification that needs to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully

Deloitte & Touche
Certified Public Accountants

Singapore

Lorinda Leung

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/02/2007

TIME: 09:39:46

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 7.2 Announcement on SingTel Q3 results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, February 08, 2007 6:40 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 422788.pdf

422788.pdf (148 KB)

ASX confirms the release to the market of Doc ID: 422788 as follows:
Release Time: 08-Feb-2007 09:39:42
ASX Code: SGT
ile Name: 422788.pdf
Your Announcement Title: SGX App 7.2 Announcement on SingTel Q3 results

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Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Feb-2007 06:33:55
Announcement No.	00007

>> Announcement Details
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Announcement Title *	SingTel Group's Unaudited Results for the Third Quarter and Nine Months Ended 31 December 2006 - Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows
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Attachments:	1stqtr-MDA.pdf Total size = **344K** (2048K size limit recommended)

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SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2006

The financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards, which are the same, in material respects, to International Financial Reporting Standards. The financial statements for the period ended, and as at, 31 December 2006 are unaudited.

For all pages, "@" denotes more than +/- 500%, "" denotes less than +/- S$500,000 or A$500,000 and "**" denotes less than +/- 0.05%, unless otherwise indicated.*

Table Of Contents

FINANCIAL HIGHLIGHTS
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2006

- Operating revenue was stable at S$3.38 billion.

- SingTel's operating revenue rose 4.3% to S$1.06 billion. Optus' operating revenue rose 3.1% in Australian Dollar but was flat in Singapore Dollar.

- Pre-tax profit from associates grew 17% to S$506 million.

- The Group's net profit was up 13% to S$994 million and the underlying net profit rose 9.6% to S$850 million.

- Free cash flow of S$476 million, with S$334 million from the Singapore operations, S$8 million from the associates and S$134 million (A$112 million) from the Australian operations.

FOR THE NINE MONTHS ENDED 31 DECEMBER 2006

- Operating revenue was stable at S$9.82 billion.

- Pre-tax profit from associates grew 30% to S$1.53 billion.

- The net profit was up 12% to S$2.79 billion and the underlying net profit rose 13% to S$2.59 billion.

- Post-tax profit from associates up 31% to S$1.12 billion and accounted for 43% of underlying net profit, up from 37% a year ago.

- Free cash flow was stable at S$1.88 billion.

SECTION I : GROUP

	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Operating revenue	3,376	3,363	0.4	9,823	9,879	-0.6
Operating expenses	(2,338)	(2,269)	3.0	(6,724)	(6,569)	2.4
Operating expenses (ex-Cost of Sales)	*(1,824)*	*(1,779)*	2.5	*(5,245)*	*(5,196)*	1.0
Operational EBITDA	1,056	1,117	-5.5	3,186	3,369	-5.4
Operational EBITDA margin	*31.3%*	*33.2%*		*32.4%*	*34.1%*	
Share of associates' pre-tax profit	506	432	17.1	1,530	1,180	29.7
- ordinary operations	506	432	17.1	1,511	1,179	28.2
- exceptional items	-	-	-	19	1	@
EBITDA	1,646	1,633	0.8	4,969	4,802	3.5
Exceptional gains	144	107	34.9	204	142	43.1
Underlying net profit	850	775	9.6	2,586	2,287	13.1
Net profit	994	882	12.6	2,789	2,482	12.4
Free cash flow	476	514	-7.4	1,875	1,862	0.7
- ex-associates' dividend	*467*	*416*	*12.5*	*1,345*	*1,388*	*-3.1*
Underlying earnings per share (S cents)	5.35	4.65	15.1	15.79	13.72	15.1
Basic earnings per share (S cents)	6.26	5.29	18.3	17.03	14.90	14.3

	As at 31 Dec 2006 S$ m	As at 30 Sep 2006 S$ m	As at 31 Mar 2006 S$ m
Total assets	32,484	31,572	33,606
Shareholders' funds	19,773	19,239	21,091
Net debt [1]	6,292	7,116	5,006
Net debt gearing ratio [2]	*24.1%*	*27.0%*	*19.2%*
Net debt to EBITDA [3]	*0.95X*	*1.08X*	*0.78X*
Interest cover:			
- EBITDA/ net interest expense [4]	*21.7X*	*24.4X*	*17.0X*

Notes:
(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedging balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net debt to EBITDA is defined as net debt to annualised EBITDA (excluding exceptional items).
(4) Net interest refers to interest expense less interest income.

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Third Quarter And Nine Months Ended 31 December 2006

	Quarter					Nine Months		
	31 Dec					31 Dec		
	2006 SingTel S$ m	2006 Optus S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Operating revenue	**1,063**	**2,312**	**3,376**	**3,363**	**0.4**	**9,823**	**9,879**	**-0.6**
Operating expenses	(613)	(1,725)	(2,338)	(2,269)	3.0	(6,724)	(6,569)	2.4
	450	587	1,037	1,094	-5.1	3,099	3,309	-6.3
Other income	4	15	19	24	-21.1	86	60	44.0
Operational EBITDA	**454**	**602**	**1,056**	**1,117**	**-5.5**	**3,186**	**3,369**	**-5.4**
EBITDA margin	***42.7%***	***26.0%***	***31.3%***	***33.2%***		***32.4%***	***34.1%***	
Compensation from IDA	84	-	84	84	-	253	253	-
Share of results of associates								
-ordinary operations	506	*	506	432	17.1	1,511	1,179	28.2
-exceptional items	-	-	-	-	-	19	1	@
	506	*	506	432	17.1	1,530	1,180	29.7
EBITDA	**1,044**	**602**	**1,646**	**1,633**	**0.8**	**4,969**	**4,802**	**3.5**
Depreciation & amortisation	(124)	(326)	(451)	(491)	-8.3	(1,393)	(1,487)	-6.3
EBIT	**920**	**276**	**1,196**	**1,142**	**4.7**	**3,576**	**3,315**	**7.9**
Net finance expense								
-net interest expense	(52)	(42)	(93)	(108)	-13.6	(229)	(319)	-28.0
-other finance (expense)/income	(12)	(3)	(15)	(15)	2.0	(25)	49	nm
	(64)	(45)	(109)	(123)	-11.7	(254)	(270)	-5.9
Profit before EI	**856**	**231**	**1,087**	**1,019**	**6.6**	**3,322**	**3,045**	**9.1**
Exceptional items	144	-	144	107	34.9	204	142	43.1
Profit before tax	**1,000**	**231**	**1,231**	**1,126**	**9.3**	**3,526**	**3,187**	**10.6**
Tax expense	(168)	(69)	(237)	(244)	-2.9	(736)	(708)	4.0
Profit after tax	**832**	**162**	**994**	**882**	**12.7**	**2,790**	**2,480**	**12.5**
Minority interests	*	-	*	*	nm	*	2	nm
Net profit	**832**	**162**	**994**	**882**	**12.6**	**2,789**	**2,482**	**12.4**
Net profit	**832**	**162**	**994**	**882**	**12.6**	**2,789**	**2,482**	**12.4**
Exclude :								
Exceptional items	(144)	-	(144)	(107)	34.9	(204)	(142)	43.1
Exchange difference (2)	-	-	-	-	-	-	(53)	nm
Underlying net profit	**688**	**162**	**850**	**775**	**9.6**	**2,586**	**2,287**	**13.1**

Notes:

(1) Unless otherwise stated, the presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with FRS 1 (revised 2004), ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement".

(2) The exchange difference arose from the A$ denominated short term loan to Optus, net of hedging, if any.

SECTION I : GROUP

DIVIDEND

On 7 November 2006, the directors approved an interim ordinary dividend of 4.6 cents per share less tax at 20% amounting to S$585 million in respect of the financial year ending 31 March 2007. No interim dividend was declared in the previous financial year.

The financial statements for the period ended, and as at, 31 December 2006 reflected this interim dividend. The dividend has been accounted for in the shareholders' equity as an appropriation of Retained Earnings, and the dividend payable has been included in current liabilities. The interim dividend was paid in January 2007.

REVIEW OF GROUP OPERATING PERFORMANCE

For The Third Quarter Ended 31 December 2006

For the third quarter ended 31 December 2006, the Group reported a 13% increase in net profit to S$994 million, and an 18% increase in earnings per share to 6.26 cents. This was up from S$882 million, or earnings per share of 5.29 cents, in the same quarter last year. Excluding exceptional items, the underlying net profit was up 9.6% to S$850 million, or underlying earnings per share of 5.35 cents, from S$775 million, or underlying earnings per share of 4.65 cents.

The increase in profits was driven primarily by the overseas associates, which contributed S$368 million (Q3 2005: S$314 million) in post-tax profit, representing 43% of Group's underlying net profit, up from 41% a year ago. The Group has also benefited from lower depreciation and interest costs as the loss-making C2C was deconsolidated with effect from 1 January 2006 following the loss of control.

The Group's operating revenue was stable at S$3.38 billion. Compared to the preceding quarter, however, it rose 3.0% attributable mainly to higher Mobile Communications and Data & Internet revenues.

Despite the cessation of C2C's capacity sales revenue from January 2006, SingTel's operating revenue increased 4.3% year-on-year. On a comparable basis, operating revenue was up 6.3%. Compared to a quarter ago, operating revenue rose 1.5%.

In Australia, Optus' operating revenue in Australian Dollar terms increased 3.1%, partly reflecting the contributions from Alphawest and Virgin Mobile which were acquired in November 2005 and January 2006 respectively. With a 4% depreciation of the Australian Dollar against the Singapore Dollar, operating revenue in Singapore Dollar terms was stable from a year ago. Compared to the preceding quarter, Optus' revenue grew 3.7% in Singapore Dollar terms and 3.2% in Australian Dollar terms.

With intensive selling and retention initiatives launched for the mobile business in Singapore, overall operating expenses were up 3.0%. Consequently, operational EBITDA fell 5.5% to S$1.06 billion and the margin on sales fell 1.9 percentage points to 31.3% from 33.2% a year ago.

The Group's share of pre-tax profit from associates was up 17% year-on-year to S$506 million. Compared to a quarter ago, however, the associates' pre-tax contribution fell 4.5%. Bharti continued to record a strong profit on the back of strong subscriber growth. Telkomsel, however, recorded a lower profit against the preceding quarter due to higher operating expenses including depreciation.

The Group's EBITDA was stable at S$1.65 billion, with Optus accounting for 37%, lower than the 40% in the same quarter last year.

In this quarter, the Group recorded an exceptional gain on disposal of land and building in the Central Business District (known as "Crosby House") of S$144 million.

Free cash flow, excluding dividends received from associates, rose 13% or S$52 million to S$467 million.

On a proportionate basis, operations outside Singapore accounted for 76% (Q3 2005: 76%) of the Group's enlarged revenue and 71% (Q3 2005: 69%) of the enlarged EBITDA.

For The Nine Months Ended 31 December 2006

The Group's operating revenue for the nine months ended 31 December 2006 amounted to S$9.82 billion, stable compared to a year ago. Operational EBITDA margin was 32.4%, down 1.7 percentage points from 34.1% recorded a year ago.

Boosted by strong performance of the associates, particularly Telkomsel and Bharti, contributions from associates grew at a strong 30% to S$1.53 billion.

Net profit grew 12% to S$2.79 billion. After excluding the exceptional gains of S$204 million arising mainly from disposal of land and buildings, the Group's underlying net profit was S$2.59 billion, 13% from a year ago.

SECTION I : GROUP

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 September 2006 are as follows -

	Quarter		QOQ
	31 Dec 2006 S$ m	30 Sep 2006 S$ m	Chge %
Operating revenue	**3,376**	**3,277**	**3.0**
Operating expenses	(2,338)	(2,229)	4.9
Operational EBITDA	**1,056**	**1,090**	**-3.1**
Operational EBITDA margin	***31.3%***	***33.3%***	
Share of pre-tax profit of associates	**506**	**529**	**-4.5**
Profit before exceptional items and tax	**1,087**	**1,150**	**-5.5**
Net profit	**994**	**956**	**3.9**
Underlying net profit	**850**	**899**	**-5.5**
Free cash flow	**476**	**938**	**-49.3**
- ex-associates' dividend	*467*	*495*	*-5.6*

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

The guidance issued earlier with the results for the financial year ended 31 March 2006 is affirmed. See Appendix 6 for highlights of the guidance.

GROUP OPERATING REVENUE

	Quarter					Nine Months		
	31 Dec					31 Dec		
	2006 SingTel S$ m	2006 Optus S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Mobile communications	236	1,106	1,342	1,326	1.2	3,862	3,840	0.6
Data and Internet	326	364	690	639	8.0	1,964	1,894	3.7
National telephone	113	451	564	629	-10.4	1,709	1,904	-10.2
IT and engineering	150	97	248	224	10.6	741	628	18.0
Sale of equipment	59	182	240	247	-2.9	673	678	-0.8
International telephone	149	58	207	215	-3.5	615	684	-10.0
Cable television	-	37	37	37	-0.3	110	114	-3.3
Lease of satellite transponders	1	13	14	11	30.2	45	29	54.5
Others (1)	30	4	34	35	-1.4	106	110	-4.1
	1,063	2,312	3,376	3,363	0.4	9,823	9,879	-0.6
Operating revenue			3,376	3,363	0.4	9,823	9,879	-0.6
Associates' proportionate revenue (2)			1,283	1,091	17.6	3,860	3,067	25.9
Enlarged revenue			4,659	4,454	4.6	13,684	12,946	5.7

Notes:
(1) Comprises revenue from maritime and land mobile, paging services and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

	Quarter		Nine Months	
	31 Dec		31 Dec	
	2006	2005	2006	2005
Revenue Mix By Services	Mix	Mix	Mix	Mix
Mobile communications	39.8%	39.4%	39.3%	38.9%
Data and Internet	20.4%	19.0%	20.0%	19.2%
National telephone	16.7%	18.7%	17.4%	19.3%
IT and engineering	7.3%	6.7%	7.5%	6.4%
Sale of equipment	7.1%	7.4%	6.8%	6.9%
International telephone	6.1%	6.4%	6.3%	6.9%
Lease of satellite transponders	0.4%	0.3%	0.5%	0.3%
Others	2.1%	2.1%	2.2%	2.3%
	100.0%	100.0%	100.0%	100.0%

The Group's operating revenue was stable at S$3.38 billion, with SingTel registering a growth of 4.3% and Optus (in Singapore Dollar terms) recording a slight decline of 1.3%. Operating revenue from Australia accounted for 69% of the Group's total operating revenue, down slightly from 70% a year ago.

SECTION I : GROUP

Mobile communications continued to be the largest revenue stream of the Group, contributing nearly 40% to the Group's operating revenue. National Telephone revenue fell 10% and was the third largest revenue stream at 17% of total operating revenue, down 2 percentage points from a year ago.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 4.6% to S$4.66 billion.

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 31 Dec					Nine Months 31 Dec		
	2006 SingTel S$ m	2006 Optus S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Selling & administrative	172	503	675	634	6.4	1,911	1,847	3.4
Traffic expenses	124	537	661	667	-0.8	1,890	1,925	-1.8
Cost of sales	141	374	514	490	5.0	1,479	1,374	7.6
Staff costs	155	262	417	417	0.1	1,254	1,246	0.7
Repairs & maintenance	24	48	72	72	0.1	203	221	-7.8
Others	(3)	2	(2)	(11)	-83.0	(13)	(43)	-70.8
Total	**613**	**1,725**	**2,338**	**2,269**	**3.0**	**6,724**	**6,569**	**2.4**

	Quarter 31 Dec		Nine Months 31 Dec	
As a percentage of operating revenue	2006	2005	2006	2005
Selling & administrative	20.0%	18.9%	19.5%	18.7%
Traffic expenses	19.6%	19.8%	19.2%	19.5%
Cost of sales	15.2%	14.6%	15.1%	13.9%
Staff costs	12.4%	12.4%	12.8%	12.6%
Repairs & maintenance	2.1%	2.1%	2.1%	2.2%
Others	-0.1%	-0.3%	-0.1%	-0.4%
	69.3%	67.5%	68.4%	66.5%

The Group's operating expenses increased 3.0% to S$2.34 billion attributable mainly to higher subscriber acquisition and retention costs in Singapore which resulted in Selling & Administrative expenses increasing by 6.4% to become the highest expense category in the quarter. Traffic expenses, the second largest expense category, were stable following a decline in interconnection rates in Australia.

Operating expenses as a percentage of operating revenue increased to 69% from 68% a year ago.

GROUP OPERATIONAL EBITDA MARGINS

The operational EBITDA margins of the Group are summarised as follows -

	Quarter		Nine Months	
	31 Dec		31 Dec	
	2006	2005	2006	2005
Group	31.3%	33.2%	32.4%	34.1%
SingTel	42.7%	45.4%	46.3%	46.3%
Telco businesses	*48.8%*	*51.2%*	*52.2%*	*52.6%*
IT business	*5.6%*	*8.9%*	*9.2%*	*9.7%*
Optus	26.0%	27.9%	26.0%	28.6%
- excluding Alphawest and Virgin Mobile	*27.0%*	*28.4%*	*27.1%*	*28.8%*

The Group's operational EBITDA margin in the quarter fell 1.9 percentage points to 31.3% from 33.2% a year ago. SingTel's margin was down 2.7 percentage points to 42.7% due to higher Selling expenses. The margins in the IT business were affected by cost overruns in overseas projects. Optus' margin fell 1.9 percentage points to 26.0% attributable mainly to a decline in fixed line margins and the acquisition of Alphawest and Virgin Mobile businesses.

GROUP SUMMARY BALANCE SHEETS

	As at		
	31 Dec	30 Sep	31 Mar
	2006 S$ m	2006 S$ m	2006 S$ m
Current assets (excluding cash)	2,897	3,247	3,164
Cash and bank balances	1,544	746	2,770
Non-current assets	28,042	27,580	27,672
Total assets	**32,484**	**31,572**	**33,606**
Current liabilities	4,553	4,234	5,128
Non-current liabilities	8,155	8,097	7,385
Total liabilities	**12,708**	**12,330**	**12,513**
Net assets	**19,776**	**19,242**	**21,093**
Share capital	2,541	2,525	4,775
Reserves	17,232	16,714	16,316
Share capital and reserves	**19,773**	**19,239**	**21,091**
Minority interest	3	3	3
	19,776	19,242	21,093

Share capital fell significantly from S$4.78 billion as at 31 March 2006, attributable mainly to the capital reduction exercise in September 2006.

SECTION I : GROUP

GROUP LIQUIDITY AND GEARING

	As at		
	31 Dec 2006 S$ m	30 Sep 2006 S$ m	31 Mar 2006 S$ m
Gross debt [1]**:**			
Current debt	824	936	1,494
Non-current debt	6,330	6,519	5,907
Gross debt as reported in balance sheet	**7,154**	**7,455**	**7,401**
Related net hedging liability	683	407	376
	7,837	**7,862**	**7,777**
Less : cash and bank balances	(1,544)	(746)	(2,770)
Net debt	**6,292**	**7,116**	**5,006**
Gross debt gearing ratio [2]	***28.4%***	***29.0%***	***26.9%***
Net debt gearing ratio	***24.1%***	***27.0%***	***19.2%***

Notes:

(1) With effect from 1 April 2005, borrowings and related derivatives are revalued to market values at each balance sheet date in accordance with FRS 39.

(2) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt (net of hedging) as at 31 December 2006 amounted to S$7.84 billion, S$25 million lower than a quarter ago due mainly to repayment of borrowings of S$119 million in the quarter, with the balance movement due mainly to translation and fair value adjustments of bonds and related derivative instruments under FRS 39.

The net debt gearing was up 4.9 percentage points to 24.1% from 19.2% as at 31 March 2006 as net debt increased significantly by 26% due mainly to the reduction in cash balance following the payments for capital reduction of S$2.27 billion and final dividend of S$1.34 billion in the September quarter.

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		
	31 Dec 2006 S$ m	31 Dec 2005 S$ m	30 Sep 2006 S$ m	31 Dec 2006 S$ m	31 Dec 2005 S$ m	YOY Chge %
Net cash inflow from operating activities						
Profit before tax	1,231	1,126	1,207	3,526	3,187	10.6
Non-cash items	(158)	(1)	(108)	(302)	198	nm
Operating cashflow before working capital changes	1,073	1,125	1,100	3,224	3,386	-4.8
Changes in operating assets and liabilities	31	(100)	(61)	(283)	(425)	-33.4
	1,104	1,025	1,038	2,940	2,960	-0.7
Cash paid to employees under performance share plans	*	-	*	(6)	-	nm
Tax paid on operating activities	(155)	(137)	(116)	(276)	(289)	-4.5
Operating cashflow before dividends from associates	950	888	922	2,659	2,672	-0.5
Dividends received from associates	8	108	492	587	523	12.2
Withholding tax paid on dividend received	*	(10)	(50)	(58)	(49)	16.6
	958	**986**	**1,364**	**3,189**	**3,146**	**1.4**
Net cash inflow/(outflow) from investing activities						
Payment for purchases of property, plant and equipment	(482)	(472)	(427)	(1,314)	(1,284)	2.4
Proceeds from disposal of property, plant and equipment	163	10	136	301	68	344.7
Payment for acquisition of subsidiaries	*	(36)	-	*	(37)	nm
Proceeds from sale of joint ventures	87	105	-	87	105	-17.6
Associates' loans repaid/ (Investments in associates)	75	54	-	75	(557)	nm
Net sale/(purchase) of trading investments	235	5	159	420	(50)	nm
Others (interest received, purchase of intangibles etc)	15	10	34	104	5	@
	93	**(325)**	**(98)**	**(328)**	**(1,750)**	**-81.3**
Net cash outflow for financing activities						
Payment for share capital reduction	-	-	(2,272)	(2,272)	-	nm
Net (decrease)/ increase in borrowings	(119)	(7)	169	(31)	(161)	-80.7
Settlement of swap upon bond redemption	-	-	(88)	(88)	-	nm
Net interest paid on borrowings and swaps	(145)	(135)	(73)	(353)	(356)	-0.6
Final dividends paid to SingTel shareholders	-	-	(1,336)	(1,336)	(1,734)	-22.9
Proceeds from share issue	16	8	15	38	87	-56.3
Purchase of performance shares	(2)	(5)	(14)	(44)	(16)	167.7
Other	-	-	-	-	(1)	nm
	(250)	**(140)**	**(3,598)**	**(4,087)**	**(2,181)**	**87.4**
Net increase/ (decrease) in cash & cash equivalents	**801**	**522**	**(2,333)**	**(1,226)**	**(785)**	**56.1**
Exchange effects of cash and cash equivalents	(2)	(9)	*	*	(6)	nm
Group cash and cash equivalents at beginning	**745**	**1,999**	**3,079**	**2,770**	**3,303**	**-16.1**
Group cash and cash equivalents at end	**1,544**	**2,512**	**745**	**1,544**	**2,512**	**-38.5**
Free cash flow (ex-associates' dividend)	**467**	**416**	**495**	**1,345**	**1,388**	**-3.1**
Free cash flow	**476**	**514**	**938**	**1,875**	**1,862**	**0.7**
Cash capex to operating revenue	*14%*	*14%*	*13%*	*13%*	*13%*	

SECTION I : GROUP

Operating cash flow for the third quarter fell 2.9% to S$958 million due mainly to lower cash dividends from associates. Cash flow from core businesses, however, increased due to improved working capital.

Net cash inflow from investing activities for the quarter was S$93 million. Major sales proceeds included S$235 million for trading investments, S$163 million for property, plant and equipment (mainly land and buildings) and S$87 million for sale of a joint venture, BSI.

The capital spending on property, plant and equipment for the quarter amounted to S$482 million, up 2.1% mainly attributable to Optus' continuing expenditure on the new mobile and fixed line networks, D series satellites and purchase of cable capacity. The cash capital expenditure on operating revenue ratio of 14% was stable compared to a year ago and was up 1 percentage point from a quarter ago.

Free cash flow, excluding the dividend received from associates, rose 13% or S$52 million to S$467 million.

Net cash outflow for financing activities in the quarter amounted to S$250 million, comprising mainly repayment of borrowings and interest of S$119 million and S$145 million respectively. In the preceding quarter, a total of S$3.61 billion was paid for capital reduction and final dividend in respect of FY05/06.

Ending cash balance increased by S$799 million to S$1.54 billion from a quarter ago.

Please refer to Sections II and III for more information on cash flows.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2006

- Operating revenue was up 4.3% to S$1.06 billion.
- Operational EBITDA margin at 42.7%.
- Pre-tax profit from associates up 18% to S$506 million.
- EBITDA increased 6.9% to S$1.04 billion.
- Underlying net profit increased 19% to S$688 million.

FOR THE NINE MONTHS ENDED 31 DECEMBER 2006

- Operating revenue was stable at S$3.11 billion.
- Operational EBITDA margin at 46.3%.
- Pre-tax profit from associates up 30% to S$1.52 billion.
- EBITDA increased 13% to S$3.21 billion.
- Underlying net profit increased 25% to S$2.14 billion.

SECTION II : SINGTEL

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2006	2005	Chge	2006	2005	Chge
	S$ m	S$ m	%	S$ m	S$ m	%
Operating revenue	**1,063**	**1,020**	**4.3**	**3,105**	**3,071**	**1.1**
Operating expenses	(613)	(570)	7.4	(1,704)	(1,685)	1.1
Operating expenses (ex-Cost of Sales)	*(472)*	*(440)*	*7.3*	*(1,323)*	*(1,292)*	*2.4*
Operational EBITDA	**454**	**463**	**-1.9**	**1,437**	**1,422**	1.0
Operational EBITDA margin	***42.7%***	***45.4%***		***46.3%***	***46.3%***	
Share of associates' pre-tax profit	**506**	**430**	**17.7**	**1,522**	**1,172**	**29.8**
- ordinary operations	**506**	**430**	**17.7**	**1,472**	**1,171**	**25.7**
- Globe's extra quarter	-	-	-	**46**	-	**nm**
- exceptional items	-	-	-	**4**	**1**	**250.0**
EBITDA	**1,044**	**977**	**6.9**	**3,211**	**2,847**	**12.8**
Exceptional items	**144**	**107**	**34.9**	**204**	**142**	**43.4**
Underlying net profit	**688**	**577**	**19.2**	**2,142**	**1,711**	**25.2**
Net profit	**832**	**684**	**21.7**	**2,346**	**1,906**	**23.1**
Free cash flow	**342**	**347**	**-1.6**	**1,465**	**1,203**	**21.8**
- ex-associates' dividend	***334***	***249***	***33.8***	***936***	***729***	***28.4***

Note:

(1) SingTel figures as stated under Section II are after elimination of inter-company transactions and cash flows within the Group except for transactions and cash flows with Optus. Material inter-company transactions, cash flows and balances between SingTel and Optus are eliminated in the Group's financials under Section I.

SINGTEL
SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Third Quarter And Nine Months Ended 31 December 2006

	Quarter		YOY	Nine Months		YOY
	31 Dec		Chge	31 Dec		Chge
	2006 S$ m	2005 S$ m	%	2006 S$ m	2005 S$ m	%
Operating revenue	**1,063**	**1,020**	**4.3**	**3,105**	**3,071**	**1.1**
Operating expenses	(613)	(570)	7.4	(1,704)	(1,685)	1.1
	450	449	0.3	1,401	1,387	1.1
Other income	4	14	-72.5	35	36	-0.6
Operational EBITDA	**454**	**463**	**-1.9**	**1,437**	**1,422**	**1.0**
-EBITDA margin	***42.7%***	***45.4%***		***46.3%***	***46.3%***	
Compensation from IDA	84	84	-	253	253	-
Share of results of associates						
- ordinary operations	506	430	17.7	1,472	1,171	25.7
- ordinary operations of Globe's Jun qtr	-	-	-	46	-	nm
- exceptional items	-	-	-	4	1	250.0
	506	430	17.7	1,522	1,172	29.8
EBITDA	**1,044**	**977**	**6.9**	**3,211**	**2,847**	**12.8**
Depreciation & amortisation	(124)	(159)	-21.8	(372)	(490)	-24.0
EBIT	**920**	**818**	**12.5**	**2,839**	**2,357**	**20.4**
Net finance expense						
- net interest expense	(52)	(64)	-19.3	(118)	(178)	-33.6
- other finance (expense)/ income	(12)	(17)	-29.8	(19)	46	nm
	(64)	(81)	-21.6	(137)	(132)	3.8
Profit before EI	**856**	**737**	**16.2**	**2,702**	**2,225**	**21.4**
Exceptional items ("EI")	144	107	34.9	204	142	43.4
Profit before tax	**1,000**	**844**	**18.6**	**2,906**	**2,367**	**22.7**
Tax expense	(168)	(160)	5.1	(560)	(463)	20.8
Profit after tax	**832**	**683**	**21.7**	**2,346**	**1,904**	**23.2**
Minority interests	*	*	nm	*	2	nm
Net profit	**832**	**684**	**21.7**	**2,346**	**1,906**	**23.1**
Net profit	**832**	**684**	**21.7**	**2,346**	**1,906**	**23.1**
Exclude:						
Exceptional items	(144)	(107)	34.9	(204)	(142)	43.4
Exchange difference on loan to Optus	-	-	-	-	(53)	nm
Underlying net profit	**688**	**577**	**19.2**	**2,142**	**1,711**	**25.2**

REVIEW OF SINGTEL OPERATING PERFORMANCE

For The Third Quarter Ended 31 December 2006

For the third quarter ended 31 December 2006, operating revenue grew 4.3% to S$1.06 billion as a result of higher Mobile Communications and Data and Internet revenues. On a sequential quarter basis, operating revenue was still up at 1.5%, notwithstanding the lower business activities in the festive quarter.

Mobile Communications rose 8.8% from a year ago and was up 2.3% against the preceding quarter. Data and Internet revenue grew 6.9% year-on-year despite the cessation of C2C's capacity revenue from 1 January 2006. Compared to the preceding quarter, Data and Internet revenue grew 4.1%. Revenues from International Telephone and IT were up 1.8% and 7.0% respectively from a year ago.

Operating expenses rose 7.4% to S$613 million, with Selling & Administration expense accounting for half of the increase in the quarter. Significant acquisition and retention costs were incurred to acquire and retain mobile subscribers in the consumer sector.

Consequently, operational EBITDA margin for the quarter fell to 42.7% compared to 45.4% a year ago, and 48.7% a quarter ago (or 47.1% if the one-off receipt from a Business Cooperation project was excluded).

Contributions from associates continued to drive earnings growth for SingTel. In the quarter, the associates contributed S$506 million in pre-tax profit, representing an increase of 18% from a year ago, and accounted for 59% of SingTel's profit before exceptional items and tax, up slightly from 58% a year ago.

With the deconsolidation of C2C, depreciation and interest expenses fell by 22% and 23% respectively.

Net profit after tax was S$832 million. Excluding the exceptional gain of S$144 million arising mainly from capital gains on disposal of land and buildings, underlying net profit grew 19% to S$688 million.

Free cash flow generated from core businesses in the quarter amounted to S$334 million, up 34% from a year ago.

For The Nine Months Ended 31 December 2006

Operating revenue for the nine months ended 31 December 2006 was stable at S$3.11 billion and operational EBITDA was stable at S$1.44 billion. Operational EBITDA margin was 46.3%, unchanged from the same period last year.

The associates' pre-tax contribution grew strongly by 30% to S$1.52 billion, accounting for 56% of profit before tax and exceptionals, up 3 percentage points from 53% recorded a year ago. In the June 2006 quarter, SingTel accounted for an additional quarter of Globe's results of S$46 million in order to align Globe's accounting period to that of the Group's for consolidation purpose. Excluding this alignment, the share of pre-tax profit from associates would be S$1.48 billion, representing an increase of 26% from a year ago.

The exceptional gain of S$204 million comprised mainly capital gains on disposal of land and buildings.

Underlying net profit rose 25% to S$2.14 billion.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 September 2006 are as follows -

	Quarter		
	31 Dec 2006 S$ m	30 Sep 2006 S$ m	QOQ Chge %
Operating revenue	1,063	1,047	1.5
Operating expenses	(613)	(560)	9.4
Operational EBITDA	454	510	-11.0
Operational EBITDA margin	*42.7%*	*48.7%*	
- excluding one-off receipt from a Business Cooperation project (see page 29)	*42.7%*	*47.1%*	
Share of pre-tax profit of associates	506	513	-1.5
Profit before exceptional items and tax	856	939	-8.8
Net profit	832	801	3.8
Underlying net profit	688	744	-7.5
Free cash flow	342	727	-53.0
- ex-associates' dividend	*334*	*285*	*17.1*

SECTION II : SINGTEL

OPERATING REVENUE

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2006 Mix %	Quarter 31 Dec 2005 S$ m	Quarter 31 Dec 2005 Mix %	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2006 Mix %	Nine Months 31 Dec 2005 S$ m	Nine Months 31 Dec 2005 Mix %	YOY Chge %
Data and Internet	326	31	305	30	6.9	936	30	912	30	2.6
Mobile communications	236	22	216	21	8.8	687	22	636	21	7.9
IT and engineering	150	14	141	14	7.0	434	14	452	15	-4.0
International telephone	149	14	147	14	1.8	443	14	451	15	-1.8
National telephone	113	11	120	12	-6.0	343	11	369	12	-6.9
Sale of equipment	59	6	60	6	-3.0	169	6	159	5	6.6
Others [1]	30	3	30	3	**	94	3	93	3	1.2
Total	1,063	100	1,020	100	4.3	3,105	100	3,071	100	1.1

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders and miscellaneous income.

Excluding contribution from C2C's capacity sales in the last corresponding quarter, operating revenue grew 6.3% to S$1.06 billion. The increases in Mobile Communications, Data and IT revenues were offset by the decline in other streams of revenue. International Telephone revenue was up marginally by 1.8%.

Data and Mobile Communications contributed 31% and 22% to total operating revenue respectively, up 1 percentage point each from a year ago. IT and International Telephone contributed 14% each to the Group's revenue, unchanged from a year ago.

Data and Internet

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Data services						
Local leased circuits [1]	93	92	1.7	277	275	0.7
Managed services [2]	51	46	12.5	146	123	18.7
International leased circuits ("ILC")	43	41	4.4	130	130	-0.3
Others [3]	36	28	30.1	102	85	20.1
	223	206	8.5	655	613	6.8
Internet related						
Broadband	73	58	26.4	205	169	21.1
One-off adjustment for revenue	5	-	nm	5	-	nm
Broadband	78	58	35.1	210	169	24.0
SingTel Internet Exchange ("STiX") [4]	9	8	19.0	28	23	21.2
Narrowband and others	16	14	10.5	44	45	-2.2
	103	80	29.1	281	237	18.8
Data and Internet related	326	286	14.2	936	850	10.1
Capacity sales revenue of C2C	-	20	nm	-	63	nm
Total	326	305	6.9	936	912	2.6

Key Drivers - Internet related	Quarter 31 Dec 2006	Quarter 30 Sep 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
Number of broadband lines (000s) [5]	405	391	336	405	336	20.7
Singapore broadband penetration rate [6]	*63%*	*59%*	*52%*	*63%*	*52%*	
Broadband market share [7]	*53.2%*	*54.7%*	*53.3%*	*53.2%*	*53.3%*	
Number of paying Internet dial up customers (000s)	60	65	84	60	84	-29.0

Notes:

(1) Include resale of overseas local leased circuits.
(2) Include ATM, MEG@POP, Global Corporate IP, Frame Relay, Facility Management and Managed Hosting Services.
(3) Include VSAT, DTE/ DCE, digital video broadcasting etc.
(4) Include inter-company sales to Optus of S$3 million (Q3 2005: S$2 million) and S$8 million (YTD-Dec 2005: S$6 million) for the third quarter and nine months ended 31 December 2006 respectively.
(5) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(6) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(7) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. Market share information based on IDA's published statistics.

Overall Data and Internet revenue for the quarter amounted to S$326 million, registering increases of 6.9% from a year ago and 4.1% from a quarter ago. On a comparable basis, if C2C's capacity sales revenue is excluded, the revenue grew at a higher rate of 14% from a year ago.

Data revenue for the quarter amounted to S$223 million, 8.5% higher compared to the same quarter last year but was stable against the preceding quarter.

Local leased circuit revenue, the largest component at 42% (Q3 2005: 44%) of Data services, was stable year-on-year as well as against the preceding quarter.

Managed services grew 13% and was the next largest component at 23% (Q3 2005: 22%) of Data services. The increase was attributable mainly to higher sales of Global Corporate IP services.

ILC revenue, the third largest component at 19% (Q3 2005: 20%) of Data services, grew by 4.4% year-on-year. While demand for bandwidth continued to be robust, with sales volume increasing by nearly 40% from a year ago, average prices continued to fall in the quarter. Against the preceding quarter, ILC revenue fell 5.5% due to lower prices.

Boosted by higher Broadband revenue, Internet revenue for the quarter grew 29% to S$103 million. Against the preceding quarter, Internet revenue was up 12%.

In the quarter, Broadband revenue rose 35% year-on-year to S$78 million, 14% higher than the preceding quarter. Excluding the one-off revenue adjustment of S$5 million, Broadband revenue grew by 26% from a year ago and 7% from a quarter ago.

As at 31 December 2006, the number of broadband lines increased 4% or 14,000 lines to 405,000 lines from 391,000 lines a quarter ago. Compared to a year ago, the increase was 69,000 or 21%.

Despite intense market competition, SingTel retained its market leadership for broadband in Singapore. Market share in the broadband Internet market, however, fell to 53.2% as at 31 December 2006 from 54.7% a quarter ago.

In January 2007, SingTel was awarded a nationwide license from Media Development Authority of Singapore to provide commercial IPTV services. Consumers can look forward to more and newer forms of diverse programming content as more players enter the market to provide IPTV services to meet the different needs of both mass and niche audiences.

Mobile Communications

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Cellular service [1]	236	216	8.8	687	636	7.9

Key Drivers	Quarter 31 Dec 2006	Quarter 30 Sep 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	518	475	444	518	444	16.5
Postpaid	1,248	1,225	1,175	1,248	1,175	6.2
Total	**1,766**	**1,700**	**1,620**	**1,766**	**1,620**	**9.0**
MOUs per subscriber per month [2]						
Prepaid	107	103	65	94	52	81.8
Postpaid	385	380	370	376	364	3.4
Average revenue per subscriber per month [2] (S$ per month)						
Prepaid [3]	14	15	12	13	12	12.7
Postpaid [4]	73	72	71	72	71	1.4
Blended	**56**	**57**	**55**	**55**	**55**	**0.9**
Data services as % of ARPU [5]	***27%***	***26%***	***23%***	***26%***	***22%***	
Acquisition cost per postpaid subscriber	**310**	**215**	**214**	**255**	**193**	**32.1**
Postpaid external churn per month [6]	*0.8%*	*0.9%*	*0.9%*	*0.8%*	*1.0%*	
Singapore mobile penetration rate [7]	***103%***	***102%***	***98%***	***103%***	***98%***	
Singapore mobile subscribers (000s) [8]	**4,627**	**4,416**	**4,257**	**4,627**	**4,257**	**8.7**
Market share						
Prepaid	*28.9%*	*29.5%*	*29.3%*	*28.9%*	*29.3%*	
Postpaid	*44.1%*	*43.7%*	*42.9%*	*44.1%*	*42.9%*	
Overall	*38.2%*	*38.5%*	*38.4%*	*38.2%*	*38.0%*	

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods. Bill rebates are charged against mobile communications revenue.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.

(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.

(5) Include revenue from SMS, *SEND, MMS and other data services.

(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and the Company's initiated churn) as a percentage of the average subscribers.

SECTION II : SINGTEL

(7) The penetration rate as at 30 September 2006 was based on previously published figures by IDA, not updated with subsequent changes in population base.
(8) Source: IDA.

Mobile communications revenue grew 8.8% on a year-on-year basis and was up 2.3% from a quarter ago.

The total number of mobile subscribers grew 66,000 in the quarter, with the prepaid subscriber base increasing by 43,000 and postpaid subscriber base up by 23,000. During the quarter, SingTel added two new destinations, India and Bangladesh to its prepaid mobile "Free IDD" offerings, as well as improved its "Hot $100" promotion whereby subscribers pay S$28 and get S$100 of call value.

As at 31 December 2006, the number of 3G subscribers reached 367,000, representing a strong increase of more than six times from a year ago and 42% from a quarter ago. The strong growth in the current quarter was attributed mainly to the increased affordability of 3G handsets as aggressive handset subsidies were offered during the festive promotion period.

Postpaid ARPU increased by 1.4% from a quarter ago due to higher usage. However, prepaid ARPU declined 6.0% due to lower tariffs, resulting in blended ARPU declining to S$56 from S$57 a quarter ago.

Data services continued to grow steadily, reaching 27% of ARPU.

The postpaid churn remained low at 0.8% in the quarter. Acquisition cost per subscriber increased to S$310, up from a quarter ago and the same quarter last year, due mainly to heavy subsidies for 3G handsets in order to drive market share amidst intensifying competition.

To date, SingTel has invested approximately S$165 million on its 3G network rollout and S$98 million on the licence fee.

IT and Engineering ("IT&E") [1]

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
IT & Engineering	150	141	7.0	434	452	-4.0

Note:
(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$19 million (Q3 2005: S$10 million) and S$44 million (YTD Dec 2005: S$36 million) for the third quarter and nine months ended 31 December 2006 respectively.

This quarter saw continued structural change in the Singapore IT services sector. The market has seen an aggregation in demand for IT services, particularly in the public sector. This has resulted in fewer but larger projects, causing revenue streams to become more volatile and "lumpy".

Revenue from IT&E grew 7.0% to S$150 million driven largely by increases in product resale and systems integration/application development revenues. Compared to the preceding quarter, revenue was up slightly by 1.8%.

In the quarter, NCS secured a number of major contracts with the Singapore Government. On the overseas front, NCS continued to win key contracts with the Hong Kong government, including various contracts for application development services worth approximately S$4 million. Another notable win was an application turnkey project worth about S$5 million in Maldives.

For the nine months ended 31 December 2006, IT&E revenue was largely stable year-on-year after excluding the impact of IPACS, a subsidiary in China which was closed in January 2006.

International Telephone [1]

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
International (incl Malaysia) call revenue	120	113	6.5	356	351	1.3
Inpayments and net transit	29	34	-14.0	87	100	-12.4
Total	149	147	1.8	443	451	-1.8
Outpayments (see page 28)	(52)	(50)	5.4	(143)	(151)	-5.3
Net	97	97	**	300	300	**
Margin %	*65%*	*66%*		*68%*	*67%*	

Key drivers	Quarter 31 Dec 2006	Quarter 30 Sep 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
International telephone outgoing traffic (m mins)(excl Malaysia)	291	278	231	833	676	23.1
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia) [2]	0.356	0.370	0.422	0.371	0.446	-16.8

Note:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

International Telephone revenue was stable in this quarter, with the increase in call revenue offset by the declines in inpayments and net transit revenue. International call revenue was up 6.5% year-on-year as a result of a 26% rise in international telephone outgoing traffic partially offset by a fall of 16% in call collection rates due mainly to change in product mix.

International Telephone revenue was stable compared to the preceding four quarters.

Year-on-year, margins fell slightly from 66% to 65%.

National Telephone

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Direct exchange lines ("DEL")						
- rental	46	47	-1.5	138	141	-2.1
- traffic	30	34	-12.5	90	103	-12.4
	76	81	-6.1	228	244	-6.4
Others [(1)]	41	43	-4.6	125	135	-7.0
	117	124	-5.6	354	379	-6.6
Intercompany eliminations	(4)	(3)	8.8	(11)	(10)	1.9
	113	120	-6.0	343	369	-6.9

Key Drivers	Quarter 31 Dec 2006	Quarter 30 Sep 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
DEL working lines (000s)						
Residential	1,026	1,036	1,064	1,026	1,064	-3.5
Business	757	755	756	757	756	0.2
Total	**1,784**	**1,791**	**1,820**	**1,784**	**1,820**	**-2.0**
Singapore DEL penetration rate [(2)]	***41%***	***42%***	***43%***	***41%***	***43%***	
Singapore DEL working lines (000s) [(3)]	**1,851**	**1,847**	**1,848**	**1,851**	**1,848**	**0.2**
DEL market share	***96.4%***	***97.0%***	***98.5%***	***96.4%***	***98.5%***	

Notes:
(1) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services and Telepoll.
(2) The penetration rate as at 30 September 2006 was based on previously published figures by IDA, not updated with subsequent changes in population base.
(3) Source: IDA.

National Telephone revenue declined 6.0% to S$113 million in the quarter, reflecting a decrease of 2.0% in the number of DEL lines and lower fixed line and payphone traffic due to increasing broadband usage, mobile substitution and competition.

On a sequential quarter, National Telephone revenue was stable.

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Selling & administrative	172	151	14.1	451	417	8.1
Staff costs	155	155	0.4	464	468	-0.9
Cost of sales	141	130	8.0	381	393	-2.9
Traffic expenses	124	112	10.8	347	336	3.1
Repairs & maintenance	24	30	-19.5	72	90	-20.1
Others [(1)]	(3)	(7)	-53.5	(12)	(20)	-39.3
Total	613	570	7.4	1,704	1,685	1.1

As a percentage of operating revenue	Quarter 31 Dec 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005
Selling & administrative	16.2%	14.8%	14.5%	13.6%
Staff costs	14.5%	15.2%	15.0%	15.3%
Cost of sales	13.2%	12.8%	12.3%	12.8%
Traffic expenses	11.7%	11.0%	11.2%	11.0%
Repairs & maintenance	2.2%	2.9%	2.3%	2.9%
Others [(1)]	-0.3%	-0.7%	-0.4%	-0.7%
Total	**57.6%**	**55.9%**	**54.9%**	**54.9%**

Note:
(1) Included government grants and recoveries of costs.

Operating expenses increased 7.4% or S$43 million year-on-year attributable mainly to higher Selling & Administrative expenses, which grew 14% to become the highest expense category for the quarter.

Selling & Administrative Expenses

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Selling & administrative	**172**	**151**	**14.1**	**451**	**417**	**8.1**

Selling & Administrative expenses increased 14% from a year ago and 17% from a quarter ago.

The higher expenses were attributable mainly to higher acquisition and re-contracting costs for mobile's subscribers, which included hefty handset subsidies particularly for 3G service. A record number of subscribers for mobile services was re-contracted in the current quarter following the expiry of their contracts with SingTel.

Staff Costs

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Gross staff costs	147	149	-1.1	436	446	-2.4
Performance share cost [1]	10	5	102.0	25	19	28.0
Retrenchment costs	1	4	-80.6	13	10	28.8
	158	157	0.4	474	476	-0.5
Capitalisation of staff costs	(3)	(3)	**	(10)	(8)	25.0
Total, net	**155**	**155**	**0.4**	**464**	**468**	**-0.9**

Key Drivers	Quarter 31 Dec 2006	Quarter 30 Sep 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
SingTel average number of staff	9,408	9,456	9,985	9,485	10,027	-5.4
Revenue per staff (S$'000) [2]	113	111	102	327	306	7.0
As at end of period:						
Number of staff						
IT (NCS group) [3]	3,184	3,158	2,891	3,184	2,891	10.1
Telco (SingTel and other subsi)	6,272	6,258	6,891	6,272	6,891	-9.0
SingTel	**9,456**	**9,416**	**9,782**	**9,456**	**9,782**	**-3.3**
Optus	9,826	10,029	10,143	9,826	10,143	-3.1
- excluding Alphawest and Virgin Mobile	9,042	9,245	9,734	9,042	9,734	-7.1
Total Group	**19,282**	**19,445**	**19,925**	**19,282**	**19,925**	**-3.2**

Notes:
(1) Performance share expense for a share grant is amortised and recognised in income statement on a straight line basis over the vesting period of 3 years from the date of the grant.
(2) Based on average employee numbers.
(3) IPACS headcount of 219 was excluded as at 31 December 2005 following SingTel's write off of this subsidiary. It is however included in the average headcount in the third quarter and nine months ended 31 December 2005.

SingTel's headcount was stable from a quarter ago. Compared to a year ago, headcount declined by 326 or 3.3%, with the lower headcount in the telco business partially offset by higher headcount in the IT business due to expansion overseas.

The decline in headcount was attributable mainly to staff retrenchments, which had resulted in S$13 million (YTD-Dec 2005: S$10 million) of ex-gratia payments in the nine months ended 31 December 2006.

Performance share cost amounted to S$10 million, compared to S$8 million in the preceding quarter. In the quarter, additional provision was made for share-based compensation expense for the cash-settled performance share grants.

Traffic Expenses

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
International outpayments	52	50	5.4	143	151	-5.3
Leases [(1)]	59	50	18.1	165	148	11.7
Interconnect	13	13	3.1	39	38	3.2
	124	112	10.8	347	336	3.1

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 24 for an analysis of outpayments relative to inpayments.

International outpayments rose 5.4% as the reduction in average outpayment rates was not sufficient to offset the significant increase in outpayment traffic. Compared to a quarter ago, outpayments were up 14% due to higher traffic volume and average outpayment rates.

Year-on-year, lease expenses rose 18%. The increase was in line with the higher bandwidth sold and the increased sales of end-to-end corporate data services, which had resulted in higher demand for leases of overseas local loops and overseas half-end circuits in countries where SingTel does not have direct connectivity.

OTHER INCOME STATEMENT ITEMS

Other Income

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine months 31 Dec 2006 S$ m	Nine months 31 Dec 2005 S$ m	YOY Chge %
Other income	4	14	-72.5	35	36	-0.6

Other income comprises mainly rental income from properties, foreign exchange differences for trade related balances, routine gain or loss on disposal of property, plant and equipment and miscellaneous receipts. It fell to S$4 million in the quarter as foreign exchange losses were recorded on trade balances, compared to foreign exchange gains in the same quarter last year.

In the preceding quarter ended 30 September 2006, the income included a one-off receipt of S$17 million arising from a Business Cooperation project in Vietnam which had been terminated in 1998. This debt has been fully provided for in prior years.

Depreciation And Amortisation

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	(123)	(126)	-2.5	(367)	(388)	-5.5
- C2C	-	(32)	nm	-	(97)	nm
	(123)	(158)	-22.1	(367)	(486)	-24.5
Amortisation	(2)	(1)	14.3	(5)	(4)	22.7
	(124)	(159)	-21.8	(372)	(490)	-24.0
Depreciation as a percentage of operating revenue	*12%*	*15%*		*12%*	*16%*	

Depreciation fell 22% or S$35 million mainly attributable to the deconsolidation of C2C in the March 2006 quarter. With lower depreciation and higher operating revenue, depreciation as a percentage of operating revenue fell 3 percentage points to 12%.

Net Finance Expense

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Net interest expense						
Interest income from third parties	14	20	-31.3	74	58	28.7
Interest expense to third parties	(63)	(85)	-25.5	(188)	(244)	-23.0
	(50)	**(65)**	**-23.7**	**(114)**	**(187)**	**-39.1**
Interest income from Optus	-	1	nm	-	9	nm
Interest expense to Optus	(2)	-	nm	(4)	-	nm
	(2)	**1**	**nm**	**(4)**	**9**	**nm**
	(52)	**(64)**	**-19.3**	**(118)**	**(178)**	**-33.6**
Other finance (expense)/ income						
FRS 39 fair value adjustments [1]	*	(3)	nm	*	(2)	nm
Investment gain [2]	1	1	14.3	5	3	41.2
Foreign exchange (loss)/ gain (net) (non-trade balances)	(13)	(15)	-15.1	(24)	44	nm
	(12)	**(17)**	**-29.8**	**(19)**	**46**	**nm**

Notes:

(1) Adjustment arose from the revaluation of trading investments at fair values at balance sheet date under FRS 39, ***Financial Instruments: Recognition and Measurement***.

(2) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

Interest income earned from third parties during the quarter fell by 31% due to lower cash balance following the payments of final dividend and capital reduction in September 2006.

Interest expenses were down 26% in spite of the increase in interest rates. This was due mainly to lower borrowings following the deconsolidation of C2C's borrowings from January 2006.

The foreign exchange losses arose mainly from the depreciation in the currencies of certain monetary foreign financial assets. The exchange differences recorded for the corresponding nine months ended 31 December 2005 included exchange gains on the inter-company loans to Optus, net of hedging, amounting to S$53 million.

Exceptional Items [1]

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Exceptional gains on disposal of land and buildings	144	-	nm	209	-	nm
Gain on disposal of SingPost shares	-	90	nm	-	90	nm
Dilution gain on Bharti	-	25	nm	3	60	-95.0
Dilution gains on SingPost, AIS and Globe	*	*	nm	2	1	28.6
Provision for impairment of PT Bukaka	-	-	-	(11)	-	nm
Write off of IPACS, a subsidiary	-	(8)	nm	-	(8)	nm
Others	*	-	nm	1	-	nm
Total	**144**	**107**	**34.9**	**204**	**142**	**43.4**

Note:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

In the current quarter, a capital gain of S$144 million was recorded on the disposal of land and building in the Central Business District (known as "Crosby House"). Together with the gains on the sale of land and buildings at West Coast and Hillcrest recorded in the September 2006 quarter, the total capital gain of S$209 million has been recognised as an exceptional item this period.

Tax expense

SINGTEL	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Taxation						
Withholding taxes on dividend income from associates [1]						
- Telkomsel	-	9	nm	35	29	21.6
- Globe	-	-	-	8	5	55.8
- AIS	-	-	-	7	7	4.3
- BSI	-	1	nm	*	2	nm
	-	10	nm	50	43	17.0
Current and deferred taxes **(a)**	64	60	5.8	207	182	13.6
Tax benefit of inter-company interest expense	(33)	(29)	10.9	(105)	(89)	18.3
	31	**41**	**-23.3**	**152**	**136**	**11.7**
Share of taxes of associates						
Ordinary results **(b)**	137	119	14.7	408	308	32.4
Reversal of Bharti deferred tax benefit	-	-	-	-	19	nm
	137	**119**	**14.7**	**408**	**327**	**24.7**
Total	**168**	**160**	**5.1**	**560**	**463**	**20.8**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				***19.3%***	***19.6%***	
SingTel profits (ex-Optus and associates)						
Profit before tax				**2,906**	**2,367**	
Exclude :						
Compensation from IDA				(253)	(253)	
Share of associates' profits				(1,522)	(1,172)	
Exceptional items				(204)	(142)	
Foreign exchange loss/(gain) (non-trade)				24	(44)	
C2C losses which have no tax benefit/credit				-	121	
Adjusted pre-tax profits **(c)**				**951**	**877**	
Effective tax rate (a)/ (c)				***21.7%***	***20.7%***	
Applicable statutory tax rate in period				***20.0%***	***20.0%***	
Share of associates' profits						
Share of ordinary results **(d)**				1,518	1,171	
Effective tax rate **(b)/(d)**				***26.8%***	***26.3%***	

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

In this quarter, a deferred tax asset of S$33 million (3Q 2005: S$29 million) was recognised on the current quarter's interest expense provided by Singapore Telecom Australia Investments Pty Limited (the investment holding company of Optus) on its loan from SingTel.

The inter-company interest income/expenses and loans are eliminated at Group.

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		YOY
	31 Dec	31 Dec	30 Sep	31 Dec		Chge
	2006	2005	2006	2006	2005	
	S$ m	S$ m	S$ m	S$ m	S$ m	%
Net cash inflow from operating activities						
Profit before tax	1,000	844	996	2,906	2,367	22.7
Non-cash items	(536)	(375)	(475)	(1,439)	(934)	54.0
Operating cash flow before working capital changes	465	469	521	1,467	1,433	2.3
Changes in operating assets and liabilities	82	5	(42)	(66)	(137)	-51.5
	547	473	479	1,400	1,296	8.0
Cash paid to employees under performance share plans	*	-	*	(6)	-	nm
Tax paid on operating activities	(155)	(137)	(116)	(276)	(288)	-4.4
Operating cash flow before dividends from asso	391	336	363	1,119	1,008	11.0
Dividends received from associates	8	108	492	587	523	12.2
Withholding tax paid on dividends received	*	(10)	(50)	(58)	(49)	16.6
	400	434	805	1,649	1,482	11.2
Net cash inflow/ (outflow) from investing activities						
Payment for purchases of property, plant and equipment	(58)	(87)	(78)	(184)	(280)	-34.3
Repayment of loans by Optus	-	-	-	-	163	nm
Repayment of asso' loans/ (Investment in asso)	75	56	-	75	(552)	nm
Net sale/ (purchase) of trading investments	235	5	159	420	(50)	nm
Proceeds from disposal of property, plant and equipment	163	10	136	301	68	344.7
Proceeds from disposal of associates	87	105	-	87	105	-17.6
Others *(dividends and interest received etc)*	12	8	34	87	56	55.0
	514	97	250	786	(489)	nm
Net cash outflow for financing activities						
Payment for share capital reduction	-	-	(2,272)	(2,272)	-	nm
Final dividends paid to shareholders	-	-	(1,336)	(1,336)	(1,734)	-22.9
Net (decrease)/ increase in debt	(111)	-	213	102	(2)	nm
Settlement of swap upon bond redemption	-	-	(88)	(88)	-	nm
Net interest paid on borrowings and swaps	(94)	(85)	(32)	(217)	(201)	7.9
Proceeds from issue of shares from share options	16	8	15	38	87	-56.3
Purchase of performance shares	(4)	(5)	(14)	(32)	(17)	87.3
	(192)	(83)	(3,514)	(3,806)	(1,867)	103.8
Net increase/(decrease) in cash and cash equivalents	721	448	(2,459)	(1,371)	(874)	56.9
Cash and cash equivalents at beginning	539	1,801	2,997	2,631	3,123	-15.8
Exchange effects on cash and cash equivalents	(9)	-	-	(9)	-	nm
Cash and cash equivalents at end	1,250	2,249	539	1,250	2,249	-44.4
Free cash flow	342	347	727	1,465	1,203	21.8
Free cash flow (ex-associates' dividend)	334	249	285	936	729	28.4
Cash capex to operating revenue	5.4%	8.5%	7.4%	5.9%	9.1%	

For the third quarter ended 31 December 2006, operating cash flow for SingTel (before dividend from associates) rose 17% to S$391 million due mainly to the improvement in working capital. Dividend received from associates was S$8 million, much lower than the preceding quarter and the same quarter last year, mainly attributable to changes in timing of dividend receipts.

Net cash inflow from investing activities amounted to S$514 million, comprising mainly S$235 million from the sale of trading investments, S$163 million on the disposal of property, plant and equipment (mainly land and buildings in the Central Business District) and S$87 million from the disposal of BSI, a joint venture. Shareholders' loans of S$75 million, mainly from Southern Cross, were repaid.

Cash capital expenditure for the quarter amounted to S$58 million, down 33% from the same quarter last year due mainly to lower capital spending in submarine cable systems.

Free cash flow for the current quarter was stable at S$342 million. Excluding dividend from associates, free cash flow was S$334 million, up 17% from a quarter ago and 34% from a year ago.

Net cash outflow for financing activities amounted to S$192 million, comprising mainly the repayment of short term borrowings –made up largely of bank loans- of S$111 million.

With a net increase in cash, the ending cash balance as at 31 December 2006 rose to S$1.25 billion, up from S$539 million a quarter ago.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2006

- Operating revenue up 3.1%.
- Operational EBITDA down 3.9%.
- Operational EBITDA margin at 26.0% -- down 1.9 percentage points.
- Net profit of A$135 million -- down 15%.
- Free cash flow of A$112 million -- down 17%.

FOR THE NINE MONTHS ENDED 31 DECEMBER 2006

- Operating revenue up 4.7%.
- Operational EBITDA down 4.7%.
- Operational EBITDA margin at 26.0% -- down 2.6 percentage points.
- Underlying net profit of A$373 million -- down 18% (excluding the impact of exceptional items).
- Net profit of A$649 million -- up 43% (including net exceptional gain on intra-group divestments).
- Free cash flow of A$342 million -- down 34%.

SECTION III : OPTUS

	Quarter 31 Dec 2006 A$ m	Quarter 31 Dec 2005 A$ m	YOY Chge %	Nine Months 31 Dec 2006 A$ m	Nine Months 31 Dec 2005 A$ m	YOY Chge %
Operating revenue	1,925	1,867	3.1	5,624	5,371	4.7
- excluding Alphawest and Virgin Mobile	*1,856*	*1,836*	*1.1*	*5,425*	*5,340*	*1.6*
Operational EBITDA	501	521	-3.9	1,464	1,536	-4.7
Operational EBITDA margin	*26.0%*	*27.9%*		*26.0%*	*28.6%*	
- excluding Alphawest and Virgin Mobile	*27.0%*	*28.4%*		*27.1%*	*28.7%*	
EBIT	229	258	-11.2	616	756	-18.4
Underlying net profit	135	158	-14.9	373	454	-17.7
Net profit	135	158	-14.9	649	454	43.0
Free cash flow	112	135	-17.3	342	522	-34.4

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Third Quarter And Nine Months Ended 31 December 2006

	Quarter 31 Dec 2006 A$ m	Quarter 31 Dec 2005 A$ m	YOY Chge %	Nine Months 31 Dec 2006 A$ m	Nine Months 31 Dec 2005 A$ m	YOY Chge %
Operating revenue	**1,925**	**1,867**	**3.1**	**5,624**	**5,371**	**4.7**
Operating expenses	(1,437)	(1,354)	6.1	(4,203)	(3,854)	9.0
	488	513	-4.8	1,421	1,517	-6.3
Other income	13	8	58.2	43	19	122.4
Operational EBITDA	**501**	**521**	**-3.9**	**1,464**	**1,536**	**-4.7**
- EBITDA margin	***26.0%***	***27.9%***		***26.0%***	***28.6%***	
Share of results of joint ventures						
- ordinary operations	*	2	nm	(6)	6	nm
- exceptional items	-	-	-	13	-	nm
	*	2	nm	7	6	20.7
EBITDA	**501**	**523**	**-4.2**	**1,471**	**1,542**	**-4.6**
Depreciation & amortisation	(272)	(265)	2.6	(855)	(786)	8.7
EBIT	**229**	**258**	**-11.2**	**616**	**756**	**-18.4**
Net finance expense	(37)	(33)	12.7	(96)	(109)	-11.8
Profit before exceptional items	**192**	**225**	**-14.8**	**520**	**647**	**-19.5**
Exceptional items	-	-	-	276	-	nm
Profit before tax	**192**	**225**	**-14.8**	**796**	**647**	**23.1**
Tax expense	(57)	(67)	-14.3	(147)	(193)	-23.7
Net profit after tax	**135**	**158**	**-14.9**	**649**	**454**	**43.0**
Net profit	**135**	**158**	**-14.9**	**649**	**454**	**43.0**
Exclude:						
Exceptional items	-	-	-	(276)	-	nm
Underlying net profit	**135**	**158**	**-14.9**	**373**	**454**	**-17.7**

Optus Mobile results continued to be disclosed as a division, consistent with general industry practice. Optus fixed line revenues have been presented in accordance with the organisational structure by customer segments.

REVIEW OF OPTUS OPERATING PERFORMANCE
For The Third Quarter Ended 31 December 2006

Operating revenue grew 3.1% in the third quarter, including contributions from Alphawest and Virgin Mobile of A$69 million.

Excluding the impact of acquisitions, Optus' operating revenue grew 1.1%, as Optus showed its resilience in an intensely competitive environment. This growth was achieved notwithstanding the increased penetration of capped mobile pricing plans; a continuing decline in fixed telephony usage across the market; and the ACCC mandating ongoing reductions in mobile termination rates, from 18 cents to 15 cents per minute effective 1 January 2006. The mobile termination rates were further reduced to 12 cents from 1 January 2007.

As previously indicated, the negative impact on Optus' revenue growth increased in the second and the third quarters of this financial year, because the effective rate reduction faced by Optus was greater than the reduction mandated by ACCC. The reason was that in the corresponding quarters of the previous year, Optus had commercially negotiated rates which were higher than those set by the ACCC.

Optus remains committed to its strategy of maintaining market share, managing costs and investing for growth. In the quarter, Optus Mobile successfully defended its market position and delivered a strong result, adding 76,000 new subscribers and stabilising its EBITDA margins for the second consecutive quarter.

Optus continued to expand its 3G network and customer base, offering improved data speeds, better content and innovative applications, such as MyZooNow and Google search.

Optus continued its focus on the expansion of broadband customer base and on the migration of resale customers to the ULL network and from dial-up to broadband. The number of broadband subscribers was up by 52,000 this quarter to 728,000.

For the quarter, operational EBITDA decreased by 3.9%, mainly due to the lower consumer fixed line earnings. Operational EBITDA margin was lower at 26.0%, impacted by acquisitions and the decline in fixed line margins. Optus Mobile and Business and Wholesale Fixed divisions reported stable margins.

Net profit for the quarter fell 15% to A$135 million.

Free cash flow amounted to A$112 million, down 17% due primarily to higher cash capital expenditure.

For The Nine Months Ended 31 December 2006

For the nine months under review, Optus recorded a 4.7% increase in operating revenue to A$5.62 billion.

Operational EBITDA declined 4.7% to A$1.46 billion with operational EBITDA margin at 26.0%.

Underlying net profit after tax fell 18% to A$373 million.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 September 2006 were as follows -

	Quarter		QOQ
	31 Dec 2006 A$ m	30 Sept 2006 A$ m	Chge %
Operating revenue	**1,925**	**1,865**	3.2
Operating expenses	(1,437)	(1,396)	2.9
Operational EBITDA	**501**	**485**	3.3
Operational EBITDA margin	***26.0%***	***26.0%***	
Mobile	*37%*	*36%*	
Optus Business & Wholesale Fixed	*19%*	*18%*	
Consumer & SMB Fixed	*5%*	*7%*	
Profit before exceptional items and tax	**192**	**177**	8.7
Underlying net profit	**135**	**130**	3.6
Free cash flow	**112**	**176**	-36.5

Revenue and operational EBITDA improved compared to the preceding quarter mainly due to seasonal trends. The lower free cash flow was due to significantly higher cash capital expenditure in the quarter.

Overall, operational EBITDA margin remained stable, with the improvement in Mobile and Business and Wholesale Fixed margins offsetting the weaknesses in Consumer and SMB Fixed telephony.

Optus' ongoing focus on cost management initiatives has further contributed towards achieving stable EBITDA margins for three consecutive quarters.

DIVISIONAL TOTALS

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2006 A$ m	2005 A$ m	Chge %	2006 A$ m	2005 A$ m	Chge %
Operating revenue by division:						
Mobile	1,098	1,065	3.0	3,155	3,026	4.3
Optus Business Fixed	284	253	12.2	853	714	19.4
Optus Wholesale Fixed	153	151	1.3	448	462	-3.0
Consumer and SMB Fixed	400	412	-2.9	1,197	1,210	-1.1
Less inter-divisional revenue [1]	(10)	(14)	-34.5	(29)	(41)	-29.0
Total	1,925	1,867	3.1	5,624	5,371	4.7
Operational EBITDA by division:						
Mobile	401	399	0.5	1,135	1,149	-1.2
Optus Business & Wholesale Fixed	81	75	7.9	245	243	0.8
Consumer and SMB Fixed	19	47	-58.9	84	144	-41.7
Total	501	521	-3.9	1,464	1,536	-4.7
Operational EBITDA margins by division:						
Mobile	*37%*	*37%*		*36%*	*38%*	
Optus Business & Wholesale Fixed	*19%*	*19%*		*19%*	*21%*	
Consumer and SMB Fixed	*5%*	*12%*		*7%*	*12%*	
Total	*26.0%*	*27.9%*		*26.0%*	*28.6%*	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and SMB Fixed, and Optus Business Fixed and preselected customers.

In the quarter, the Mobile division contributed 57% to total revenue, consistent with the corresponding quarter. Its contribution to operational EBITDA increased to 80% from 77% a year ago.

OPTUS MOBILE DIVISION

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2006 A$ m	2005 A$ m	Chge %	2006 A$ m	2005 A$ m	Chge %
Mobile communications revenue [1]						
Outgoing service revenue	718	665	7.9	2,079	1,952	6.5
Incoming service revenue	231	251	-7.9	659	671	-1.7
Service revenue	949	916	3.6	2,738	2,623	4.4
Equipment	149	149	-0.3	417	403	3.4
	1,098	1,065	3.0	3,155	3,026	4.3
Operational EBITDA [2]	401	399	0.5	1,135	1,149	-1.2
- EBITDA margin	*37%*	*37%*		*36%*	*38%*	

Key Drivers	Quarter 31 Dec 2006	Quarter 30 Sept 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	3,738	3,675	3,427	3,738	3,427	9.0
Postpaid	2,939	2,926	2,870	2,939	2,870	2.4
Total	6,677	6,601	6,297	6,677	6,297	6.0
Mobile penetration rate [3]	***97%***	***96%***	***95%***	***97%***	***95%***	
MOUs per subscriber per month [4]						
Prepaid	69	64	63	64	60	7.7
Postpaid	166	165	162	164	156	5.0
ARPU per month (A$) [4]						
Prepaid	25	23	24	24	22	9.6
Postpaid	76	75	77	74	75	-1.5
Blended	**48**	**46**	**48**	**46**	**47**	-1.1
Data revenue as a percentage of service revenue	***24%***	***23%***	***18%***	***23%***	***17%***	
Market (000s) [5]	**20,078**	**19,809**	**19,418**	**20,078**	**19,418**	3.4
Market share - total [5]	***33.3%***	***33.3%***	***32.4%***	***33.3%***	***32.4%***	
Retail postpaid churn rate per month [6]	***1.3%***	***1.4%***	***1.2%***	***1.4%***	***1.4%***	
% users through wholesale [7]	***5%***	***6%***	***18%***	***5%***	***18%***	
Acquisition cost per subscriber	**A$131**	**A$146**	**A$120**	**A$140**	**A$133**	

Notes:

(1) Includes international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total mobile market, as estimated by Optus, divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates taking into account other carriers' disclosures and adjustments.

(6) Churn excluded customers transferring from postpaid to prepaid.
(7) As previously reported, Optus consolidated Virgin Mobile as a wholly owned subsidiary with effect from January 2006. Prior to acquisition, Optus had been accounting for a substantial proportion of Virgin Mobile service revenue through the wholesale arrangement.

Optus Mobile revenue grew by 3.0% to A$1.10 billion. Excluding the impact of Virgin Mobile, which was consolidated from January 2006, Mobile revenue grew 1.5%, primarily driven by higher outgoing service revenue. Virgin Mobile added A$17 million to Optus Mobile revenue in the quarter.

Although negatively impacted by caps, outgoing service revenue grew by 7.9% in the current quarter as a result of the continuing prepaid growth, solid SMS traffic and the inclusion of Virgin Mobile's results.

Incoming service revenue decreased by 7.9% as a result of the lower termination rates as mandated by ACCC. Average inbound mobile termination rates fell 21% from a year ago, reflecting the reduction in mandated termination rates to 15 cents and higher commercially negotiated rates last year which have expired. Subscriber growth, strong voice and SMS terminating traffic partially mitigated the sharp decline in mobile termination rates.

Overall, Mobile ARPU remained largely consistent with the same quarter last year and increased compared to the preceding September quarter due to seasonal trends.

Equipment revenue was flat, with higher volumes offset by lower handset prices due to a greater proportion of prepaid customers.

Despite lower termination rates, operational EBITDA and EBITDA margin were stable with the positive trends of higher usage, increase in prepaid revenues and slowing revenue erosion from mobile caps in postpaid. Operational EBITDA grew, and operational EBITDA margin showed slight improvement, from the preceding quarters, reflecting seasonality and lower subscriber acquisition costs.

In the quarter, Optus Mobile delivered on its three key strategies to drive growth.

Firstly, Optus leveraged its scale in the consumer segment. In the third quarter, Optus successfully defended its market position with stable market share, strong prepaid revenue growth as well as an increase in postpaid customers. The total number of mobile subscribers in the third quarter increased by 76,000, and subscriber base grew 6.0% compared to a year ago.

Secondly, Optus continued to stimulate SMS and other data revenue, which increased to 24% of ARPU from 23% in the preceding quarter. As at 31 December 2006, 276,000 subscribers were provisioned with 3G services.

Thirdly, Optus grew its market share in the business mobile market, with business mobile subscribers increasing by 11% compared to a year ago.

Acquisition costs of A$131 per subscriber were 9.2% higher than a year ago, but substantially lower than the preceding quarter, mainly due to seasonal shift in customer mix towards prepaid.

SECTION III : OPTUS

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. In this quarter, around 29%[1] of total new and recontracted customers chose capped plans, lower than 32% in the preceding quarter. Approximately 25% of the total Optus postpaid mobile base were under capped plans, up from 24% a quarter ago and 14% a year ago.

On 30 January 2007, Optus announced plans to expand its new third generation mobile communications network across a wide national footprint. The new network will reach 96 per cent of the population, replicating the coverage of Optus' existing national 2G mobile network. It will also improve competition in 3G services in rural and regional Australia and nationally. The network build programme will be carried out over three years and funded out of Optus' existing capital expenditure plans.

OPTUS BUSINESS & WHOLESALE FIXED DIVISIONS

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2006 A$ m	2005 A$ m	Chge %	2006 A$ m	2005 A$ m	Chge %
Business revenue						
Voice	105	95	10.5	318	291	9.3
Data and IP	108	98	10.4	306	288	6.2
ICT and Managed Services	71	60	17.4	229	135	69.5
Total Business fixed revenue	**284**	**253**	**12.2**	**853**	**714**	**19.4**
- excluding Alphawest	***232***	***222***	***4.4***	***700***	***683***	***2.5***
Wholesale revenue						
Voice	41	53	-22.2	129	180	-28.2
Data and IP	54	40	35.4	142	111	27.7
Satellite	58	58	-	176	169	4.3
Other	*	*	nm	1	2	nm
Total Wholesale fixed revenue	**153**	**151**	**1.3**	**448**	**462**	**-3.0**
Total revenue	**437**	**404**	**8.1**	**1,301**	**1,176**	**10.6**
- excluding Alphawest	***385***	***373***	***3.2***	***1,148***	***1,145***	***0.3***
Operational EBITDA [(1)]	**81**	**75**	**7.9**	**245**	**243**	**0.8**
- EBITDA margin	***19%***	***19%***		***19%***	***21%***	
- EBITDA margin excluding Alphawest	***21%***	***20%***		***22%***	***21%***	

Key Drivers	Quarter 31 Dec 2006	Quarter 30 Sept 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
Business voice minutes (m min)	1,334	1,442	1,221	4,152	3,712	11.9
Wholesale domestic voice minutes (m min)	319	323	386	990	1,182	-16.2
As at end of period:						
Buildings connected [(2)]	15,665	15,411	14,932	15,665	14,932	4.9

[1] These cap penetration metrics exclude customers on Optus' capped plans offered through Optus wholesale service providers. Including these customers, the percentage of total Optus postpaid customers on capped plans as of 31 December 2006 was 27% (Q2 2006: 26%), with approximately 31% of total new and recontracted customers choosing capped plans in this quarter (Q2 2006: 35%).

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

Total Business and Wholesale fixed revenue grew 8.1%. Excluding Alphawest, operating revenue for the combined division grew by 3.2%, with Optus Business fixed revenue growing by 4.4% and Optus Wholesale by 1.3%. Alphawest, which Optus acquired in November 2005, added A$52 million in revenue for the quarter.

Optus Business' fixed voice revenue grew 11% with higher voice traffic, reflecting increased market share in a declining voice revenue environment.

Business Data & IP revenue increased by 10% to A$108 million, with the continuing demand for IP products in the business market driving growth. Uecomm delivered a 12% revenue increase in the quarter.

ICT and Managed Services revenue, which included Alphawest, increased by 17% to A$71 million for the quarter.

Total Wholesale Fixed revenue increased by 1.3%, with strong Data and IP revenues offsetting the decline in voice. Growth in Wholesale Data and IP revenue of 35% was largely driven by increased sales of internet bandwidth and transmission capacity.

Satellite revenues were flat in the quarter. Optus launched its D1 satellite into orbit on 14 October 2006 to replace the B1 satellite which had reached the end of its useful life.

Optus continued to win new businesses including Network Ten, Federal Attorney General's Office and Suncorp Metway.

Operational EBITDA for the combined division increased by 7.9% to A$81 million with EBITDA margin stable at 19%.

OPTUS CONSUMER AND SMB FIXED DIVISION

	Quarter 31 Dec 2006 A$ m	Quarter 31 Dec 2005 A$ m	YOY Chge %	Nine Months 31 Dec 2006 A$ m	Nine Months 31 Dec 2005 A$ m	YOY Chge %
HFC voice revenue	89	101	-12.0	273	304	-10.3
Cable Internet revenue	45	36	23.1	127	106	19.9
Pay TV revenue	31	30	4.1	92	90	2.6
HFC	**165**	**167**	**-1.6**	**492**	**500**	**-1.6**
Dial up Internet revenue	10	16	-35.8	35	54	-35.4
DSL Internet revenue	36	22	69.3	99	58	71.3
Off network voice revenue	135	149	-9.8	408	436	-6.6
Total Consumer fixed revenue	**346**	**354**	**-2.3**	**1,034**	**1,048**	**-1.4**
Voice	46	51	-9.8	142	146	-2.7
Data and IP	8	7	13.2	21	16	34.4
Total SMB fixed revenue	**54**	**58**	**-7.1**	**163**	**162**	**0.9**
Total Consumer and SMB fixed revenue	**400**	**412**	**-2.9**	**1,197**	**1,210**	**-1.1**
Operational EBITDA [1]	**19**	**47**	**-58.9**	**84**	**144**	**-41.7**
- EBITDA margin	*5%*	*12%*		*7%*	*12%*	

Key Drivers	Quarter 31 Dec 2006	Quarter 30 Sept 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
HFC						
HFC ARPU per month (A$)	108	107	107	107	106	0.7
Local telephony customers [2]	459	462	478	459	478	-4.1
Other customers [2]	48	47	37	48	37	30.1
Total HFC customers (000s)	**507**	**509**	**515**	**507**	**515**	**-1.6**
Local telephony bundling rate [3]	***76%***	***75%***	***72%***	***76%***	***72%***	
HFC penetration [4]	***36%***	***36%***	***37%***	***36%***	***37%***	
Internet customers						
DSL	370	333	224	370	224	65.3
HFC broadband	335	323	272	335	272	23.0
Business grade broadband [4]	23	20	17	23	17	33.1
Broadband subtotal	**728**	**676**	**513**	**728**	**513**	**41.8**
Dial-up delivered over HFC network	17	21	38	17	38	-54.8
Dial-up delivered off network	279	298	350	279	350	-20.1
Total Internet customers (000s)	**1,024**	**995**	**901**	**1,024**	**901**	**13.7**
Local call customers [5]						
ULL customers	62	44	-	62	-	nm
Offnet resale customers	627	651	649	627	649	-3.4
Total local call customers	**689**	**695**	**649**	**689**	**649**	**6.0**
Total long distance customers	745	756	735	745	735	1.3
Local call resale bundling rate [5]	*74%*	*73%*	*67%*	*74%*	*67%*	

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Local telephony customers include all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable internet.
(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable internet, dial-up internet or pay TV).
(4) Business grade retail broadband customers were not reported prior to June 2006 quarter. Related revenue has been included within Optus Business Fixed segment.
(5) Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial up internet).

Revenue for the Consumer and SMB Fixed segments continued to be impacted by fixed to mobile substitution trends. It declined 2.9% year-on-year with the growth in broadband revenue[2] not sufficient to offset the decline in revenue from traditional voice products.

The decline in SMB Fixed revenues of 7.1% was due to customer re-segmentation last year, with a cumulative revenue adjustment recognised by SMB only in the quarter ended 31 December 2005. Excluding this adjustment, SMB fixed revenue grew 1.4% and total SMB revenues (fixed and mobile) increased by 2.2% to A$257 million.

Broadband revenue grew strongly by 40% despite the increased mix of lower price broadband plans. As at 31 December 2006, Optus had 728,000 broadband customers (including business grade customers), an increase of 215,000 customers or 42% from a year ago, and 52,000 higher than a quarter ago.

Pay TV revenue increased 4.1% as a result of growth in ARPU for digital customers.

Total local call customers (including ULL) grew by 6.0%. However, lower voice usage and higher bundling discounts led to an overall decrease in fixed voice revenue.

Dial-up Internet revenue fell 36%, consistent with the preceding quarters, reflecting the migration of customers to broadband.

Optus has continued its ULL network rollout which, when completed and combined with the existing HFC network, will cover approximately 3.9 million Australian homes. This has the potential to improve margins significantly after passing through the initial phase of start up costs and achieving scale in ULL subscriber base. As at 31 December 2006, there were 204 exchanges and approximately 62,000 subscribers provisioned with services on ULL.

As previously reported, Optus is currently in dispute with Telstra regarding the price of ULL services. The ACCC is arbitrating this dispute. In August 2006 the ACCC announced its interim determination to reduce the price that Optus has to pay in other metropolitan areas (also known as "Band 2" areas) from A$22.00 to A$17.70 per line per month.

This price adjustment will improve the economics of the ULL-based services. Optus anticipates that there may be a further reduction in pricing when the final determination is made, which is expected in the first part of 2007.

EBITDA for the quarter was down by A$28 million compared to the same quarter last year mainly due to declining call volumes and voice revenues. The lower operational EBITDA margin was caused by the decrease in telephony ARPUs, revenue mix changes from voice products to broadband and ULL rollout costs.

---

[2] Broadband revenue comprises cable and DSL Internet revenues.

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 31 Dec 2006 A$ m	Quarter 31 Dec 2005 A$ m	YOY Chge %	Nine Months 31 Dec 2006 A$ m	Nine Months 31 Dec 2005 A$ m	YOY Chge %
Interconnect	387	382	1.5	1,106	1,079	2.5
Outpayments & other leases	60	60	-0.8	186	175	6.2
Traffic expenses	447	442	1.2	1,292	1,254	3.0
Selling & administrative	419	385	8.8	1,222	1,128	8.3
Cost of sales	311	287	8.4	919	775	18.6
Staff costs	247	240	3.1	739	698	5.9
Repair & maintenance	40	34	18.9	110	103	6.8
Other	7	3	142.9	18	4	295.6
Capitalisation of costs (1)	(34)	(37)	-6.0	(97)	(108)	-10.4
Total	**1,437**	**1,354**	**6.1**	**4,203**	**3,854**	**9.0**
As a percentage of operating revenue						
Traffic expenses	23%	24%		23%	23%	
Selling & administrative	22%	21%		22%	21%	
Cost of sales	16%	15%		16%	14%	
Staff costs	13%	13%		13%	13%	
Repair & maintenance	2%	2%		2%	2%	
Other	0%	0%		0%	0%	
Capitalisation of costs (1)	-2%	-2%		-2%	-2%	
	75%	**73%**		**75%**	**72%**	

	Quarter 31 Dec 2006	Quarter 30 Sept 2006	Quarter 31 Dec 2005	Nine Months 31 Dec 2006	Nine Months 31 Dec 2005	YOY Chge %
Staff statistics						
Number of employees, at end of period	9,826	10,029	10,143	9,826	10,143	-3.1
- excluding Alphawest and Virgin Mobile	*9,042*	*9,245*	*9,734*	*9,042*	*9,734*	-7.1
Average number of employees	9,948	10,017	9,922	9,998	9,748	2.6
- excluding Alphawest and Virgin Mobile	*9,164*	*9,246*	*9,794*	*9,244*	*9,702*	-4.7
Revenue per employee (A$'000) (2)	194	186	188	563	551	2.1

Notes:
(1) The bulk of the capitalisation relates to staff costs.
(2) Based on average employee numbers.

Excluding Alphawest and Virgin Mobile, operating expenses increased by 3.4% in the current quarter, with growth mainly in Selling & Administrative expenses and Cost of Sales.

Traffic expenses rose by 1.2% due to increase in mobile traffic. The increase in this quarter was partially mitigated by lower mobile termination rates from a year ago.

Selling & Administrative expenses, including Virgin Mobile, increased by 8.8% largely due to higher outsourcing charges, increased advertising expenses and higher mobile base station lease costs driven by the establishment of additional 3G network sites.

Excluding Alphawest, cost of sales was flat, consistent with equipment sales revenue.

Total staff costs, excluding Alphawest and Virgin Mobile, were flat. Average headcount excluding acquisitions declined by 630, or 6.4%. As of December 2006, Optus had approximately 900 heads in its call centres in India.

Repair and maintenance expenses increased by A$6 million mainly due to higher maintenance costs driven by the network expansion.

OTHER INCOME

	Quarter 31 Dec 2006 A$ m	Quarter 31 Dec 2005 A$ m	YOY Chge %	Nine Months 31 Dec 2006 A$ m	Nine Months 31 Dec 2005 A$ m	YOY Chge %
Sublease income	7	5	41.3	17	7	146.3
Foreign exchange (losses)/ gains	(1)	(1)	-15.4	6	(3)	nm
Other	7	4	57.8	20	15	33.1
Total	**13**	**8**	**58.2**	**43**	**19**	**122.4**

The increase for the nine months ended 31 December 2006 was largely due to foreign exchange differences and an increase in sublease income from co-located 3G mobile base stations and other sites.

SHARE OF RESULTS OF JOINT VENTURES

	Quarter 31 Dec 2006 A$ m	Quarter 31 Dec 2005 A$ m	YOY Chge %	Nine Months 31 Dec 2006 A$ m	Nine Months 31 Dec 2005 A$ m	YOY Chge %
Share of ordinary (loss)/profit						
Southern Cross Cable Consortium	-	2	nm	(6)	6	nm
Bridge Mobile Alliance	*	*	nm	*	*	nm
	*	2	nm	(6)	6	nm
Share of exceptional item						
Pacific Carriage Holdings Limited ("PCHL")	-	-	nm	13	-	nm
Total	* #	2	nm	7	6	20.7

As reported in the quarter ended 30 June 2006, Optus sold its interest in Southern Cross Cables Holdings Limited (part of the Southern Cross Cable Consortium) to a subsidiary of SingTel, recording an exceptional accounting gain of A$276 million.

Optus continues to hold a 39.99% interest in Pacific Carriage Holdings Limited ("PCHL"), a US-based legal entity of the Southern Cross Cable Consortium. Included in the share of results of joint ventures for the nine months ended 31 December 2006 is an exceptional credit of A$13 million relating to a write-back of losses previously recognised for PCHL in excess of the cost of investment.

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2006 A$ m	2005 A$ m	Chge %	2006 A$ m	2005 A$ m	Chge %
Depreciation of property, plant & equip	258	258	0.1	816	776	5.1
Other amortisation	14	7	97.1	39	10	273.3
	272	265	2.6	855	786	8.7
Depreciation as a percentage of operating revenue	*13%*	*14%*		*15%*	*14%*	

Optus commenced amortisation of its 3G licence on the commercial launch of 3G services in November 2005. The cost of the licence of A$292 million, including capitalised interest, is amortised over the remaining licence term ending October 2017.

Depreciation expense was flat compared to the corresponding quarter due to retirement of certain IT assets and the end of useful life of the B1 satellite.

Net Finance Expense

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2006 A$ m	2005 A$ m	Chge %	2006 A$ m	2005 A$ m	Chge %
Interest expense to SingTel	-	(1)	nm	-	(7)	nm
Interest expense to others	(43)	(41)	5.1	(117)	(123)	-5.2
Gross interest on borrowings	(43)	(42)	3.4	(117)	(130)	-10.2
Interest capitalised	3	4	-19.4	12	8	47.6
	(40)	(38)	5.2	(105)	(122)	-14.1
Interest income from SingTel	2	-	nm	4	-	nm
Interest income from others	4	3	19.4	8	11	-26.3
	6	3	77.4	12	11	5.3
Net interest expense	(35)	(35)	-1.1	(93)	(111)	-16.1
Revaluation of other FX contracts	(3)	2	nm	(3)	2	nm
Total	(37)	(33)	12.7	(96)	(109)	-11.8

Net finance expense increased 13% to A$37 million primarily due to unfavourable foreign exchange movements, partially offset by lower average debt levels.

Taxation

	Quarter		YOY	Nine Months		YOY
	31 Dec		Chge	31 Dec		Chge
	2006	2005	%	2006	2005	%
	A$ m	A$ m		A$ m	A$ m	
Optus' Australian income tax expense	57	71	-18.7	147	195	-24.3
Share of joint venture income tax expense	-	(4)	nm	-	(2)	nm
	57	67	-14.3	147	193	-23.7

The income tax expense reflected primarily the Australian statutory tax rate of 30% together with minor variations between accounting and taxable income.

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		YOY Chge
	31 Dec 2006 A$ m	31 Dec 2005 A$ m	30 Sept 2006 A$ m	31 Dec 2006 A$ m	31 Dec 2005 A$ m	%
Net cash inflow from operating activities						
Profit before tax	192	225	177	796	647	23.1
Depreciation and amortisation	272	265	294	855	786	8.7
Share of results of joint ventures	-	(2)	(13)	(7)	(6)	20.7
Exceptional items	-	-	-	(276)	-	nm
Other non-cash items	40	35	26	99	113	-12.1
Non cash items	312	298	307	671	893	-24.9
Operating cashflow before working capital changes	504	523	484	1,467	1,540	-4.7
Changes in operating assets and liab	(39)	(81)	(16)	(180)	(225)	-20.1
	465	**442**	**468**	**1,287**	**1,315**	-2.1
Tax paid	*	*	*	*	*	nm
Net cash inflow from operating activities	**465**	**442**	**467**	**1,287**	**1,315**	**-2.1**
Net cash outflow from investing activities						
Purchases of property, plant and equipment	(353)	(307)	(291)	(945)	(793)	19.2
Purchase of subsidiary	-	(28)	*	*	(29)	nm
Others	3	*	*	15	(38)	nm
	(350)	**(335)**	**(291)**	**(930)**	**(860)**	8.2
Net cash outflow from financing activities						
Net decrease in loans from SingTel	-	-	-	-	(128)	nm
Net decrease in bank borrowings	(7)	(6)	(36)	(111)	(110)	1.1
Finance lease payments (excluding interest)	-	*	-	-	(15)	nm
Purchase of performance shares	2	-	-	(10)	-	nm
	(5)	(6)	(36)	(121)	(253)	-52.2
Net interest paid on borrowings and swaps (including finance lease interest)	(42)	(40)	(34)	(114)	(128)	-11.2
	(47)	**(46)**	**(70)**	**(235)**	**(381)**	-38.4
Net change in cash and cash equivalents	**68**	**61**	**106**	**122**	**74**	64.4
Cash and cash equivalents at beginning	175	154	69	121	141	-14.4
Cash and cash equivalents at end	**243**	**215**	**175**	**243**	**215**	12.9
Free cash flow	**112**	**135**	**176**	**342**	**522**	-34.4
Cash flow before borrowings[1]	**73**	**67**	**142**	**243**	**327**	-25.6
Cash capital expenditure to operating revenue	*18%*	*16%*	*16%*	*17%*	*15%*	

Note:
(1) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

In the quarter, operating cash flow was at A$465 million, comparable to the preceding quarter and A$23 million higher than the same quarter last year due to favourable working capital movements.

Cash capital expenditure this quarter was higher as Optus rolled out new mobile and fixed line networks, purchased additional Southern Cross cable capacity and continued payments for the D series satellites and fitout of the new Sydney office. Cash capital expenditure for the quarter was A$353 million, up 15% or A$46 million year-on-year.

With lower earnings and higher cash capital expenditure, free cash flow generated was A$112 million in the quarter, down by A$23 million from A$135 million a year ago.

The ratio of cash capital expenditure to operating revenue was 18%, compared to 16% a year ago with the higher capital expenditure phased into the current quarter.

Cash capital expenditure by division

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2006 A$ m	2005 A$ m	Chge %	2006 A$ m	2005 A$ m	Chge %
Mobile	79	95	-16.9	236	288	-18.0
Business & wholesale	98	139	-29.1	285	286	-0.1
Consumer & multimedia	43	32	34.0	126	101	25.3
Other	133	41	223.1	298	118	152.1
Total	353	307	15.0	945	793	19.2

In the quarter, cash capital expenditure for the Mobile division was A$79 million or 22% of the Optus' total capital expenditure. Of this amount, A$47 million was for the expansion of Optus' 3G network.

The cash capital expenditure for the Optus Business and Wholesale Fixed division of A$98 million for the quarter accounted for 28% of Optus' total. The expenditure was largely for the construction of the D series satellites and investment in customer access network and transmission equipment.

In Consumer and SMB Fixed division, cash capital expenditure of A$43 million primarily represented costs of ULL network rollout and customer premises equipment.

The other cash capital expenditure related mainly to the purchase of Southern Cross Cable capacity of A$39 million, expenditure on new customer care IT systems of A$40 million and the new Sydney office of A$22 million. Optus will move to its new Sydney headquarter premises this year.

SECTION IV: ASSOCIATES/ JOINT VENTURES

FINANCIAL HIGHLIGHTS
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2006

- Pre-tax contribution from associates up 17% to S$506 million.

- On a post tax basis, earnings from associates up 17% to S$368 million and accounted for 43% of underlying net profit, up from 41% a year ago.

- Group's combined mobile subscriber base[3] grew by 12 million in the quarter. Year-on-year, the subscriber base was up 44% or 34 million to 112 million. On a proportionate share basis, the increase was 9.8% to 42 million subscribers from a quarter ago.

FOR THE NINE MONTHS ENDED 31 DECEMBER 2006

- Group's share of pre-tax profit from associates up 30% to S$1.53 billion.

- Post-tax profit from associates up 31% to S$1.12 billion and accounted for 43% of underlying net profit, up from 37% a year ago.

---

[3] Combined mobile subscriber base here refers to the total number of mobile subscribers in SingTel, Optus and the regional mobile associates.

SECTION IV : ASSOCIATES/ JOINT VENTURES

	Equity Int %	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Regional mobile associates							
Telkomsel	35.0	250	230	8.6	736	583	26.3
Bharti Telecom / Bharti Airtel [3]	30.5						
- *operating results*		128	76	68.4	334	209	60.0
- *fair value adjustments on financial items*		23	(4)	nm	18	(3)	nm
		151	72	110.0	351	205	71.1
AIS [2]	21.4	52	58	-9.2	182	192	-5.1
Globe	44.5						
- *operating results*		43	41	6.6	163	112	45.9
- *fair value adjustments on financial items*		9	20	-58.1	27	28	-6.0
- *additional quarter operating results (Apr-Jun 2006)*		-	-	-	57	-	nm
- *additional quarter fair value adjustments (Apr-Jun 2006)*		-	-	-	(11)	-	nm
		52	61	-14.9	236	140	68.2
Pacific Bangladesh Telecom Ltd ("PBTL")	45.0	(21)	(9)	131.1	(34)	(6)	487.9
		485	412	17.7	1,471	1,114	32.0
Other SingTel associates							
Singapore Post [4]	25.8	11	12	-9.1	33	36	-8.1
PT Bukaka ("BSI") [5]	-	-	4	nm	5	19	-71.7
New Century InfoComm ("NCIC") [2]	24.5	1	(2)	nm	(11)	(12)	-2.6
Others		10	4	155.3	20	14	46.4
SingTel share of ordinary results (pre-tax)		506	430	17.7	1,518	1,171	29.6
Optus share of ordinary results (pre-tax)		*	2	nm	(7)	7	nm
Group share of ordinary results (pre-tax)		506	432	17.1	1,511	1,179	28.2
Exceptional items							
NCIC - writeback of impairment provision no longer required		-	-	-	4	-	nm
Bharti Telecom/ Bharti Airtel / Globe [6]		-	-	-	-	8	nm
TeleTech Park - asset impairment charge	40.0	-	-	-	-	(7)	nm
SingTel share of exceptional items		-	-	-	4	1	250.0
Optus share of exceptional items-Pacific Carriage		-	-	-	16	-	nm
Group share of exceptional items		-	-	-	19	1	@
Group share of pre-tax profit		506	432	17.1	1,530	1,180	29.7

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of the associates have been restated to ensure compliance with the Group's accounting policies.

(2) These associates have December financial year ends and SingTel equity accounted for its share of results of these companies based on the financials for the nine-month period ended 30 September 2006. One-off transactions between 1 October 2006 and 31 December 2006 which are material are also accounted by the Group in the current quarter.

(3) Bharti Airtel ("**Bharti**") was previously known as Bharti Tele-Ventures Limited.

(4) The Group's equity interest in SingPost was diluted to 25.79% as at 31 December 2006 following partial disposal by SingTel of its equity interest in December 2005 and the exercise of SingPost employee stock options. The Group's equity interest in SingPost was 25.87% a year ago.

(5) The Group disposed its equity interest of 40.0% in BSI in the current quarter. However, the deficit of the sales proceeds over the carrying value as at 30 September 2006 has been provided in the preceding quarter.

(6) These items relate to one-off GAAP and other adjustments of individually insignificant values relating to prior periods.

SECTION IV : ASSOCIATES/ JOINT VENTURES

	Quarter 31 Dec				YOY Chge	Nine Months 31 Dec				YOY Chge
	2006		2005			2006		2005		
	S$ m	%[1]	S$ m	%[1]	%	S$m	%[1]	S$ m	%[1]	%
Group share of net profit after tax of associates										
Telkomsel	168	20	161	21	4.7	507	20	408	18	24.3
Bharti Telecom/ Bharti Airtel										
- ordinary profit	129		62		106.6	305		182		67.4
- exceptional items	-		-		-	-		3		nm
- reversal of deferred tax benefit	-		-		-	-		(19)		nm
	129	15	62	8	106.6	305	12	166	7	83.5
AIS	37	4	41	5	-9.4	127	5	134	6	-5.8
Globe Telecom										
- ordinary results	34		43		-20.1	127		105		21.0
- additional quarter results (Apr-Jun 2006)	-		-		-	31		-		nm
- exceptional items	-		-		-	-		5		nm
	34	4	43	6	-20.1	158	6	110	5	43.8
PBTL	(16)	(2)	(9)	(1)	76.9	(24)	(1)	(7)	#	257.6
Regional mobile associates	**351**	**41**	**297**	**38**	**18.4**	**1,073**	**42**	**812**	**36**	**32.2**
Others	17	2	17	2	-1.2	49	2	43	2	14.4
Group share of net profit	**368**	**43**	**314**	**41**	**17.3**	**1,123**	**43**	**855**	**37**	**31.3**

 # represents less than 0.5%.

Note:
(1) This denotes the post-tax contribution of the associate to the Group's underlying net profit.

The Group's share of pre-tax profit from its associates in the quarter increased by 17% or S$74 million to S$506 million, accounting for 47% of the Group's profit before exceptionals and tax, up 5 percentage points from 42% a year ago.

On a post-tax basis, profit from associates grew by 17% to S$368 million and contributed 43% to the Group's underlying net profit, up 2 percentage points from a year ago.

For the nine months ended 31 December 2006, the Group's share of profit of associates was boosted by the inclusion of an additional quarter of Globe's results so as to align Globe's financial period to that of the Group's for consolidation purpose. Excluding the additional pre-tax contribution of S$46 million and post-tax contribution of S$31 million, the Group's share of pre-tax profit of associates was up by 26% or S$305 million, and its share of post-tax profit of associates rose 28% or S$237 million.

The exceptional items for the nine months ended 31 December 2006 comprised mainly a write back of the equity accounted losses in excess of the cost of investment in Pacific Carriage Holdings of S$16 million (see page 49). Pacific Carriage Holdings is a 39.99% associate of Optus.

SECTION IV : ASSOCIATES/ JOINT VENTURES

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with over 16,000 radio base stations providing nationwide coverage.

In the quarter ended 31 December 2006, the pre-tax contribution from Telkomsel increased by 8.6% to S$250 million on the back of robust operational performance underpinned by continued strong growth in subscriber base. The Rupiah was stable against the Singapore Dollar in the quarter.

Compared to the preceding quarter, Telkomsel's pre-tax profit contribution fell 4.1% due to an increase in operating cost which included higher utilities, repair and maintenance, traffic expenses and additional depreciation arising from the accelerated roll out of base stations into the rural areas.

Telkomsel added 3.1 million in net new subscribers in the current quarter, bringing its total subscriber base to 35.6 million, representing an increase of 11.3 million or 47% from a year ago.

Telkomsel launched its 3G service in September 2006. Since then, Telkomsel has recorded 1.7 million 3G subscribers, marking it as the tenth largest in the world in terms of subscribers (Source: Asia Pulse dated 15 January 2007).

Bharti Telecom Group ("Bharti")

Bharti is India's leading private sector provider of telecommunications services, offering mobile, fixed line, long distance, broadband and enterprise services. It is listed on the National Stock Exchange and the Stock Exchange, Mumbai and is the only private telecom operator with an "all India" presence offering mobile services in all 23 licenced circles. Bharti is the market leader in India with 30.3% of the GSM market and 21.8% of the total wireless market.

Boosted by strong demand for telecom services in India, Bharti's net profit for the quarter ended 31 December 2006 more than doubled, making this quarter's profit the highest in the last eight quarters.

Bharti's operating revenue grew 62% year-on-year. While ARPU fell 9% year-on-year, minutes of use had increased 14% in the same period. Consequently, Bharti's pre-tax profit contribution rose 68% to S$128 million. Including the share of fair value gain on financial liabilities and derivatives of S$23 million, the pre-tax profit contribution for the quarter was up 110% to S$151 million from a year ago.

A new record of 4.9 million net mobile subscribers was added in the quarter, compared to the previous record of 4.0 million net additions in the September 2006 quarter. As at 31 December 2006, Bharti's mobile subscriber base was 32 million (or 34 million if its fixed line subscribers were included), representing a strong increase of 96% from a year ago.

In January 2007, Bharti received a Letter of Offer from the Telecommunications Regulatory Commission of Sri Lanka to provide 2G and 3G mobile services in Sri Lanka. This will be the first international expansion for Bharti Airtel.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

In the current quarter, the pre-tax profit contribution from Globe was S$52 million, 15% lower than the same quarter last year, and 30% lower than a quarter ago. However, excluding the forex and mark-to-market gain, the share of pre-tax operating profit of Globe was up 6.6% year-on-year to S$43 million primarily due to lower marketing and subsidy costs with the termination of the "SIM-swap" program in the market. Against the preceding quarter, Globe's pre-tax operating profit fell 22% as a result of higher seasonal marketing expenses on loyalty programs and additional depreciation cost which arose mainly from a change in the estimated remaining useful lives of certain property, plant and equipment.

SingTel's share of the forex and mark-to-market gain was S$9 million in the current quarter, compared to S$20 million in the December 2005 quarter and S$18 million in the September 2006 quarter. The lower gains were mainly attributable to the lower appreciation of the Peso against the USD.

Globe added 1.2 million net mobile subscribers this quarter, significantly higher than the 574,000 net additions in the September quarter. As at 31 December 2006, its subscribers reached 15.7 million, 26% higher than a year ago.

Globe has obtained approval to exercise its option to redeem its outstanding USD 294 million bonds in April 2007, five years ahead of the due date in 2012. The earlier redemption will allow Globe to yield interest savings of approximately Peso 2.32 billion (S$73 million) after tax over the remaining life of the bonds. This redemption is expected to result in a one-time impact to income statement of approximately Peso 1.17 billion (S$37 million) in 2007 arising mainly from the bond redemption premium and the reversal of the previously recognised mark-to-market gains on the related derivatives, partially offset by interest savings. SingTel's share of this impact is approximately S$16 million.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 31 December 2006, it was the fourth largest listed company on the Stock Exchange of Thailand in terms of market capitalisation.

AIS' pre-tax profit in the quarter ended 30 September 2006 declined 9.2% year-on-year. The decline in operating performance arose mainly from lower service revenue caused by lower usage due to the cessation of aggressive price promotions in July 2006.

Against the June 2006 quarter, the pre-tax profit contribution fell 8.4% due to seasonal low in the July- September period.

AIS' net mobile subscriber addition in the December 2006 quarter was 1.8 million, which was significantly higher than the 405,000 subscribers added in the September 2006 quarter. Year-on-year, its subscriber base grew by 19%, or 3.1 million, to 19.5 million. As at 31 December 2006, AIS continued to lead the market with approximately 51% market share.

Pacific Bangladesh Telecom Limited ("PBTL")

PBTL is the fourth largest mobile communications services provider in Bangladesh.

In the December quarter, PBTL added a record 329,000 mobile subscribers, compared to an average of 128,000 subscribers per quarter in the first half year, following the success of a major marketing campaign. The accelerated take up rate for subscribers has led to higher subscriber acquisition costs, resulting in SingTel's share of pre-tax loss increasing to S$21 million, up from S$4 million in the preceding quarter, and S$9 million in the corresponding quarter last year.

As at 31 December 2006, PBTL's total mobile subscriber base was 1.1 million, a strong 44% increase from a quarter ago and more than doubled that of a year ago.

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since the associates are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Group operating revenue						
SingTel	1,063	1,020	4.3	3,105	3,071	1.1
Optus	2,312	2,343	-1.3	6,718	6,807	-1.3
	3,376	3,363	0.4	9,823	9,879	-0.6
Proportionate share of operating revenue						
Regional mobile associates	1,186	978	21.3	3,557	2,711	31.2
Singapore associates	51	50	1.8	144	150	-3.5
Other overseas' associates	46	63	-27.6	159	207	-23.1
	1,283	1,091	17.6	3,860	3,067	25.9
Enlarged revenue	4,659	4,454	4.6	13,684	12,946	5.7
% of overseas rev to Group revenue	*69%*	*70%*		*68%*	*69%*	
% of overseas rev to enlarged revenue	*76%*	*76%*		*76%*	*75%*	

In the quarter, overseas revenue contributed 76% to the Group's enlarged revenue, stable from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Proportionate EBITDA [1]	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Group operational EBITDA						
SingTel	454	463	-1.9	1,437	1,422	1.0
Optus	602	654	-8.0	1,749	1,947	-10.2
	1,056	**1,117**	**-5.5**	**3,186**	**3,369**	**-5.4**
Proportionate share of EBITDA						
Regional mobile associates	719	596	20.7	2,198	1,654	32.9
Singapore associates	21	22	-3.2	62	65	-4.8
Other overseas' associates	22	29	-24.2	75	102	-26.2
	762	**647**	**17.8**	**2,335**	**1,821**	**28.2**
Compensation from IDA	**84**	**84**	**-**	**253**	**253**	**-**
Total proportionate EBITDA	**1,903**	**1,849**	**2.9**	**5,774**	**5,443**	**6.1**
EBITDA margin on enlarged revenue	***41%***	***42%***		***42%***	***42%***	
Overseas EBITDA as a % to total EBITDA	***71%***	***69%***		***70%***	***68%***	
Contributions to total proportionate EBITDA						
Regional mobile associates	38%	32%		38%	30%	
Singapore	29%	31%		30%	32%	
Australia	32%	35%		30%	36%	
Others	1%	2%		1%	2%	
	100%	**100%**		**100%**	**100%**	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

The regional mobile associates contributed 38% to the total proportionate EBITDA, up from 32% a year ago.

Proportionate share of mobile subscribers [1] (In 000s)	Total Number 31 Dec 2006	Total Number 30 Sep 2006	Total Number 31 Dec 2005	Prorata Number 31 Dec 2006	Prorata Number 30 Sep 2006	Prorata Number 31 Dec 2005
SingTel Mobile	1,766	1,700	1,620	1,766	1,700	1,620
Optus	6,677	6,601	6,297	6,677	6,601	6,297
	8,443	8,301	7,917	8,443	8,301	7,917
Regional Mobile Associates						
- Telkomsel	35,597	32,466	24,271	12,459	11,363	8,495
- Bharti	31,974	27,061	16,327	9,601	8,134	4,909
- AIS	19,521	17,723	16,409	4,179	3,795	3,516
- Globe	15,660	14,468	12,404	6,975	6,445	5,533
- PBTL	1,082	753	463	487	339	208
	103,834	92,471	69,874	33,701	30,076	22,661
Group	112,277	100,772	77,791	42,144	38,377	30,578

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

Telkomsel and Bharti continued to be the two largest regional mobile associates in terms of the number of mobile subscribers.

As at 31 December 2006, the Group's combined mobile subscriber base rose 11% or 12 million to 112 million from a quarter ago. This is the highest quarterly increase ever. Year-on-year, it was up 44% or 34 million. On a proportionate share basis, the increase was 9.8% to 42 million subscribers from a quarter ago.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES/ JOINT VENTURES [1]

Cash dividends from associates	Quarter 31 Dec 2006 S$ m	Quarter 31 Dec 2005 S$ m	YOY Chge %	Nine Months 31 Dec 2006 S$ m	Nine Months 31 Dec 2005 S$ m	YOY Chge %
Regional mobile associates						
Telkomsel [2]						
- final dividend FY2005 / FY2004	-	-	-	343	198	72.9
- interim dividend FY2005	-	89	nm	-	89	nm
	-	89	nm	343	287	19.4
AIS [3]						
- interim dividend FY2006 / FY2005	-	-	-	79	76	4.1
- final dividend FY2005 / FY2004	-	-	-	87	69	25.7
	-	-	-	167	146	14.4
Globe [4]						
- second dividend FY2005 / FY2004	-	-	-	54	35	52.7
	-	**89**	**nm**	**563**	**468**	**20.4**
SingPost	6	7	-16.2	21	31	-31.6
BSI (equity interest sold in Oct 2006)	1	12	-87.9	1	22	-93.6
Others	1	*	nm	2	3	-45.2
Total	**8**	**108**	**-92.3**	**587**	**523**	**12.2**

Notes:
(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.
(2) Telkomsel declared a full year dividend of 85% on net profit for its 2005 financial year. The interim dividend was paid in December 2005 and the final dividend was paid in the preceding quarter ended September 2006. In the prior financial year, the dividend payout was 60% of net profit, paid over the period from June to August 2005.
(3) Currently, AIS does not have a fixed dividend policy. However, AIS can pay dividend at any payout ratio provided it obtains at least an 'AA' rating from a credit rating agency approved by the Office of Securities and Exchange Commission of Thailand. AIS declared a full year dividend of 98% on net profit for its 2005 financial year. The interim and final dividends of FY2005 were paid in September 2005 and May 2006 respectively. For FY2004, the dividend payout was 69% of net profit.
(4) On 31 July 2006, Globe obtained board approval to increase the dividend payout ratio from approximately 50% to 75% of prior year's net profit, payable semi-annually in March and September of each year.

The dividend received from Singapore Post declined 16% year on year, attributable mainly to lower shareholding in SingPost following SingTel's partial disposal of its equity interest in December 2005.

SECTION IV : ASSOCIATES/ JOINT VENTURES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe	PBTL
SingTel's investment					
Year of initial investment	**2001**	**2000**	**1999**	**1993**	**2005**
Effective shareholding (%)	35.0%	30.48%	21.41%	44.54%	45.0%
Investment to date	S$1.93 bil	S$1.55 bil	S$870 mil	S$882 mil	S$204 mil
Closing market share price [1]	NA	INR 629.95	THB 77.5 [5] THB 78.0 [6]	PHP 1,235.0	NA
Market capitalisation					
- Total	NA	S$41.35 bil	S$9.75 bil	S$5.10 bil	NA
- SingTel holding	NA	S$12.60 bil	S$2.09 bil	S$2.27 bil	NA
Operational Performance :					
Mobile penetration rate [2]	29%	13%	62%	45%	15%
Market share [2]	56%	30%	51%	37%	5%
Market position [2] [3]	#1	#1	#1	#2	#4
Mobile subs ('000)					
- Aggregate	35,597	31,974	19,521	15,660	1,082
- Proportionate	12,459	9,601	4,179	6,975	487
Growth in mobile subs (%) [4]	47%	96%	19%	26%	134%
Credit ratings					
- Sovereign (Moody's/ S&P's)	B1/BB-	Baa3/BBB-	Baa1/BBB+	B1/BB-	NA
- Company (Moody's/ S&P's)	NA/BB+	NA/BB+	NA/A-	Ba2/BB+	NA

Notes:

(1) Based on closing market price on 31 December 2006, in local currency.

(2) Based on latest data available as at 31 December 2006, except for Globe, which is based on data as at 30 September 2006. For Bharti, the data is based on GSM cellular subscribers only. If based on total number of mobile subscribers (GSM and CDMA), Bharti's market share would be 21.8%.

(3) Based on number of mobile subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is also ranked first based on overall mobile market.

(4) Compared against 31 December 2005 and based on aggregate mobile subscribers.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 4** for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ACCC"	Australian Competition And Consumer Commission.
"ARPU"	Average revenue per user.
"Associate"	An associated or a joint venture company under Singapore Financial Reporting Standard.
"ATM"	Asynchronous Transfer Mode, a tansfer mode in which voice, data and video signals are organised into cells for transmission.
"C2C"	C2C Pte Ltd and its subsidiary companies.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"DSL"	Digital subscriber line.
"EI"	Exceptional items.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Financial Reporting Standard.
"Free Cash Flow"	Free cash flow refers to cash flow from operating activities less cash capital expenditure.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"ICT"	Information and communication technology.
"IP"	Internet protocol.
"MMS"	Multimedia messaging service.
"MOU"	Minutes of use.
"NA"	Not applicable.
"NCS"	NCS Pte Ltd, SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMB"	Small and medium business.
"SMS"	Short Message Service.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"ULL"	Unbundled Local Loop.
"Underlying net profit"	Defined as net profit before exceptional items and exchange differences on loan to Optus, net of hedging.

RESTATEMENT – COMPARATIVE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2005

As stated in the Management Discussion & Analysis for the fourth quarter ended 31 March 2006, Optus aligned its accounting treatment for operating lease expenditure to be consistent with the technical interpretation of IFRS in Australia. Under this interpretation, if the lease payments provide for fixed rate rent increases year-on-year, such increases are to be recognised on a straight-line basis over the entire lease term, compared to only expensing the contractual amounts paid every year.

The comparative figures for the corresponding third quarter and nine months ended 31 December 2005 have been restated to reflect the change as follows -

	Quarter			Nine Months		
	31 Dec 2005			31 Dec 2005		
	Optus		Group	Optus		Group
	A$ m	S$ m	S$ m	A$ m	S$ m	S$ m
Selling & Administrative expenses						
- as previously reported	382	480	631	1,119	1,418	1,836
- change in accounting treatment	3	4	4	9	12	12
- restated	**385**	**484**	**634**	**1,128**	**1,430**	**1,847**
Net profit						
- as previously reported	160	201	885	460	584	2,490
- change in accounting treatment	(2)	(3)	(3)	(7)	(8)	(8)
- restated	**158**	**199**	**882**	**454**	**576**	**2,482**
Operational EDITDA margins						
- as previously reported	***28.1%***	***28.1%***	***33.3%***	***28.8%***	***28.8%***	***34.2%***
- restated	***27.9%***	***27.9%***	***33.2%***	***28.6%***	***28.6%***	***34.1%***

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Nine Months Ended 31 December 2006

	Nine Months 31 Dec					
	2006 SingTel S$ m	2006 Optus S$ m	2006 Elimin S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Operating revenue	**3,105**	**6,718**	-	**9,823**	**9,879**	**-0.6**
Operating expenses	(1,704)	(5,020)	-	(6,724)	(6,569)	2.4
	1,401	1,698	-	3,099	3,309	-6.3
Other income	35	51	-	86	60	44.0
Operational EBITDA	**1,437**	**1,749**	-	**3,186**	**3,369**	**-5.4**
EBITDA margin	***46.3%***	***26.0%***		***32.4%***	***34.1%***	
Compensation from IDA	253	-	-	253	253	-
Share of results of associates						
-ordinary operations	1,518	(7)		1,511	1,179	28.2
-exceptional items	4	16	-	19	1	@
	1,522	9	-	1,530	1,180	29.7
EBITDA	**3,211**	**1,758**	-	**4,969**	**4,802**	**3.5**
Depreciation & amortisation	(372)	(1,021)	-	(1,393)	(1,487)	-6.3
EBIT	**2,839**	**737**	-	**3,576**	**3,315**	**7.9**
Net finance expense						
-net interest expense	(118)	(111)	-	(229)	(319)	-28.0
-other finance (expense)/income (1)	(19)	(3)	(2)	(25)	49	nm
	(137)	(115)	(2)	(254)	(270)	-5.9
Profit before EI	**2,702**	**623**	**(2)**	**3,322**	**3,045**	**9.1**
Exceptional items (2)	204	326	(326)	204	142	43.1
Profit before tax	**2,906**	**948**	**(328)**	**3,526**	**3,187**	**10.6**
Tax expense	(560)	(176)	-	(736)	(708)	4.0
Profit after tax	**2,346**	**772**	**(328)**	**2,790**	**2,480**	**12.5**
Minority interests	*	-	-	*	2	nm
Net profit	**2,346**	**772**	**(328)**	**2,789**	**2,482**	**12.4**
Net profit	**2,346**	**772**	**(328)**	**2,789**	**2,482**	**12.4**
Exclude :						
Exceptional items	(204)	(326)	326	(204)	(142)	43.1
Exchange difference on loan to Optus	-	-	-	-	(53)	nm
Underlying net profit	**2,142**	**446**	**(2)**	**2,586**	**2,287**	**13.1**

Notes:

(1) The intra-group elimination of S$2 million relates to currency translation loss on loan to Southern Cross Cable Holdings Limited, a 39.99% joint venture, recognised in income statement upon reclassification of the loan to short term as at 30 June 2006. The loan, together with the equity investment, was transferred to SingTel by Optus as at 30 June 2006. In prior periods, the loan was treated as a long term quasi-capital loan and hence the related currency translation difference was taken to equity.

(2) The exceptional gains recorded by Optus from the sale of Southern Cross Cable and an IT subsidiary to SingTel were eliminated upon consolidation.

CONSOLIDATED BALANCE SHEETS

	As at		
	31 Dec 2006 (Unaudited) S$ million	30 Sep 2006 (Unaudited) S$ million	31 Mar 2006 (Audited) S$ million
Current assets			
Cash and cash equivalents	1,544	746	2,770
Derivative financial instruments	35	57	70
Financial assets at fair value through profit or loss	441	676	860
Trade and other receivables	2,288	2,344	2,047
Inventories	134	170	186
	4,442	3,992	5,934
Non-current assets			
Property, plant and equipment (net)	9,569	9,362	9,465
Intangible assets	10,097	10,094	10,116
Associated companies	92	93	93
Joint venture companies	6,838	6,562	6,504
Available-for-sale financial assets	43	43	52
Derivative financial instruments	208	242	239
Deferred tax assets	1,085	1,095	1,111
Other non-current receivables	111	88	93
	28,042	27,580	27,672
Total assets	32,484	31,572	33,606
Current liabilities			
Trade and other payables	2,807	2,885	3,183
Provision	18	18	19
Derivative financial instruments	10	-	73
Current income tax	308	394	360
Interim dividend payable	585	-	-
Borrowings (unsecured)	824	935	1,493
Borrowings (secured)	1	1	1
	4,553	4,234	5,128
Non-current liabilities			
Borrowings (unsecured)	6,330	6,519	5,907
Derivative financial instruments	925	696	606
Deferred tax liabilities	359	364	376
Deferred income	47	17	19
Advance billings	310	328	312
Other non-current liabilities	185	172	166
	8,155	8,097	7,385
Total liabilities	12,708	12,330	12,513
Net assets	19,776	19,242	21,093
Share capital and reserves			
Share capital	2,541	2,525	4,775
Reserves	17,232	16,714	16,316
Interests of shareholders of the Company	19,773	19,239	21,091
Minority interests	3	3	3
Total equity	19,776	19,242	21,093

Certain comparatives have been reclassified to conform with the current quarter's presentation.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts and cross currency swaps are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

	As at		
Debt Currency Mix	**31 Dec 2006**	**30 Sep 2006**	**31 Mar 2006**
SGD	59%	60%	59%
AUD	41%	40%	41%
Total	**100%**	**100%**	**100%**

The debt currency mix is constantly being reviewed and aligned with the Group's cash flows.

CREDIT RATINGS

As at 31 December 2006	**SingTel**	**Optus**
Standard & Poor's	A+ (stable)	A+ (stable)
Moody's Investors Service	Aa2 (stable)	Aa3 (stable)

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
SGD							
FY2007	1.1864	1.1954	1.2010		1.1909		
FY2006	1.2747	1.2731	1.2551	1.2031	1.2739	1.2294	1.2511
Change (last corresponding period)	***-6.9%***	***-6.1%***	***-4.3%***		***-6.5%***		
Underlying net profit							
SGD							
FY2007	1.1880	1.1948	1.2019		1.1914		
FY2006	1.2750	1.2742	1.2558	1.2042	1.2746	1.2316	1.2531
Change (last corresponding period)	***-6.8%***	***-6.2%***	***-4.3%***		***-6.5%***		

Note:

(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY2007	5,747	5,780	5,848		5,755		
FY2006	5,747	5,960	5,917	5,714	5,856	5,813	5,831
Change (last corresponding period)	**	***-3.0%***	***-1.2%***		***-1.7%***		
Baht							
FY2007	24.0	23.9	23.4		23.9		
FY2006	24.2	24.6	24.3	24.2	24.4	24.2	24.3
Change (last corresponding period)	***-0.8%***	***-2.8%***	***-3.7%***		***-2.0%***		
Peso							
FY2007	32.9	32.5	31.9		32.8		
FY2006	33.0	33.4	32.3	31.8	33.2	31.9	32.5
Change (last corresponding period)	***-0.3%***	***-2.7%***	***-1.2%***		***-1.2%***		
Rupee							
FY2007	28.7	29.3	28.8		29.0		
FY2006	26.3	26.1	26.9	27.2	26.2	27.1	26.7
Change (last corresponding period)	***9.1%***	***12.3%***	***7.1%***		***10.7%***		

*** represents less than 0.05%*

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) -

	Quarter 31 Dec		YOY Chge	Nine Months 31 Dec		YOY Chge
	2006 S$ m	2005 S$ m	%	2006 S$ m	2005 S$ m	%
Operating revenue	**2,312**	**2,343**	**-1.3**	**6,718**	**6,807**	**-1.3**
Operating expenses	(1,725)	(1,699)	1.6	(5,020)	(4,884)	2.8
Other income	15	10	50.5	51	24	109.0
Operational EBITDA	**602**	**654**	**-8.0**	**1,749**	**1,947**	**-10.2**
- EBITDA margin	***26.0%***	***27.9%***		***26.0%***	***28.6%***	
Share of results of joint ventures	*	2	nm	9	7	16.4
EBITDA	**602**	**657**	**-8.3**	**1,758**	**1,955**	**-10.1**
Depreciation & amortisation	(326)	(332)	-1.8	(1,021)	(997)	2.4
EBIT	**276**	**324**	**-15.0**	**737**	**958**	**-23.1**
Net finance expense	(45)	(42)	7.4	(115)	(138)	-16.8
Profit before exceptional item	**231**	**283**	**-18.3**	**623**	**820**	**-24.1**
Exceptional item	-	-	-	326	-	nm
Profit before tax	**231**	**283**	**-18.3**	**948**	**820**	**15.6**
Tax expense	(69)	(84)	-18.0	(176)	(245)	-28.0
Net profit	**162**	**199**	**-18.4**	**772**	**576**	**34.1**
Net profit	**162**	**199**	**-18.4**	**772**	**576**	**34.1**
Exceptional item	-	-	-	(326)	-	nm
Underlying net profit	**162**	**199**	**-18.4**	**446**	**576**	**-22.4**

Note:
The monthly income statement of Optus was translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 4**.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) -

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2006 S$ m	2005 S$ m	Chge %	2006 S$ m	2005 S$ m	Chge %
Mobile communications	1,106	1,110	-0.3	3,176	3,203	-0.9
National telephone	451	509	-11.5	1,365	1,535	-11.0
Data & Internet	364	334	9.1	1,029	982	4.8
Sale of equipment	182	187	-2.9	503	519	-3.1
IT & engineering	97	83	16.7	307	176	74.8
International telephone	58	68	-14.9	172	232	-26.1
Cable television	37	37	-0.3	110	114	-3.3
Others	18	15	18.1	57	47	21.9
Total	2,312	2,343	-1.3	6,718	6,807	-1.3

The Optus' contribution to certain Group balance sheet items -

	As at		
	31 Dec 2006 S$ m	30 Sep 2006 S$ m	31 Mar 2006 S$ m
Property, plant and equipment (net)	7,074	6,778	6,651
Gross debt [1]			
Current debt	822	823	927
Non-current debt	1,240	1,296	1,327
Gross debt as reported in balance sheet	2,062	2,118	2,253
Related net hedging liability	211	122	75
	2,273	2,240	2,328
Less: cash and bank balances	(294)	(207)	(140)
Net debt [1]	**1,979**	**2,033**	**2,189**
	A$ m	A$ m	A$ m
Property, plant and equipment (net)	5,837	5,731	5,740
Gross debt [1]			
Current debt	678	696	800
Non-current debt	1,023	1,095	1,145
Gross debt as reported in balance sheet	1,701	1,791	1,945
Related net hedging liability	174	103	65
	1,875	1,894	2,010
Less: cash and bank balances	(243)	(175)	(121)
Net debt [1]	**1,633**	**1,719**	**1,889**

Note:

(1) Excludes borrowing from SingTel.

OUTLOOK FOR THE CURRENT FINANCIAL YEAR ENDING 31 MARCH 2007

Singapore

- Operating revenue to be comparable to the previous financial year.
- Operational EBITDA margin for the telecoms business in Singapore is expected to remain above 50%.
- The overall operational EBITDA margin is expected to decrease slightly to mid 40% levels.
- Operational EBITDA is expected to be roughly comparable to the previous financial year.
- Capital expenditure is expected to be similar to the previous financial year.
- The cash capital expenditure to revenue ratio is to remain at high single digit levels.
- Free cash flow to be comparable to the previous financial year.

Australia

- Optus targets to exceed overall market growth.
- Revenue growth is expected to increase slightly.
- Operational EBITDA margin to decline but remain above 26%.
- Capital expenditure of approximately A$1.2 billion, consistent with cash capital expenditure to revenue ratio targets in the mid teens.
- Free cash flow is expected to decline slightly compared to the previous financial year.

Associates/ Joint Ventures

- The pre-tax contribution from the regional mobile associates is expected to grow at double digit levels, driving similar growth in the overall contribution from associates/ joint ventures.
- Cash dividends from the regional mobile associates are expected to increase.

Group

- Consolidated operating revenue and EBITDA are expected to be stable.

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, February 08, 2007 6:34 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, February 08, 2007 6:33:55 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 08-Feb-2007 06:33:22
Broadcast Date & Time :: 08-Feb-2007 06:33:55
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
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>> CLICK HERE for the full announcement details.

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DATE: 08/02/2007

TIME: 09:42:47

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

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FROM: ASX LIMITED - Company Announcements Office

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MESSAGE:

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MDA on SingTel Q3 Results

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Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Thursday, February 08, 2007 6:43 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	422789.pdf

422789.pdf (344 KB)

ASX confirms the release to the market of Doc ID: 422789 as follows:
Release Time: 08-Feb-2007 09:42:43
ASX Code: SGT
'ile Name: 422789.pdf
Your Announcement Title: MDA on SingTel Q3 results

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Feb-2007 06:35:22
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the Third Quarter and Nine Months Ended 31 December 2006 - Financial Results Presentation
Description	
Attachments:	1stqtr-Slides.pdf Total size = **665K** (2048K size limit recommended)

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Financial results presentation

Q3 FY07: quarter ended 31 December 2006

8th February 2007

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Asia Pacific's Best Communications Group



Lee Hsien Yang

Group CEO

SingTel

Group Q3 FY07: NPAT up 13% to S$994m

Group performance	**Underlying[1] NPAT up 10%**	S$850m	**Free cash flow[2]**	S$476m
SingTel – robust revenue growth	**Operating revenue**	4%	**Free cash flow[3]**	S$334m
Optus – investing for growth	**Revenue[4]**	3%	**EBITDA margin[4]**	26%
Regional mobile – earnings driver	**Customers[5]**	112m	**Earnings up[6]**	18%

1. Excluding exceptionals and FX on interco loan, net of hedging
2. Group operating cash less cash capex (including associates dividends)
3. Singapore operating cash less cash capex (excluding associates dividends)
4. In A$ terms, including impact of acquisitions
5. Group mobile subscribers, including SingTel, Optus and Regional Mobile associates
6. Before tax and exceptionals

SingTel

Group Q3 FY07 highlights

Proportionate EBITDA outside Singapore[1] — **71%**



1% Others
Australia
32%
38%
Regional Mobile
29%
Singapore

Recent developments

Group: interim dividend	S$731m paid
S'pore: revitalising fixed line	mio launch; IPTV licence
Optus: sustained margin stability	26%
Reg Mob: record quarterly net adds	12m

1. Based on three months to Dec 06

SingTel

Group Q3 FY07: NPAT S$994m – up 13%

S$m	3 months to Dec 06	3 months to Dec 05	% increase/ (decrease)
Operating revenue	3,376	3,363	0.4%
Operational EBITDA	1,056	1,117	(5.5%)
Operational EBITDA margin	31.3%	33.2%	N/M
Associates	506	432	17.1%
EBITDA[1]	1,646	1,633	0.8%
NPAT	994	882	12.6%
Earnings per share	6.3 cents	5.3 cents	18.3%
NPAT – underlying[2]	850	775	9.6%
Earnings per share – underlying[2]	5.4 cents	4.7 cents	15.1%

1. Operational EBITDA+IDA compensation+share of results of associates
2. Excluding exceptionals and FX on interco loan, net of hedging

SingTel

SingTel


hello!

SingTel

SingTel Q3 FY07: strong telco revenue growth

➢ margins impacted by higher selling expenses

S$m	3 months to Dec 06	3 months to Dec 05	YOY % change	3 months to Sep 06	Sequential % change
Operating revenue	1,063	1,020	4.3%	1,047	1.5%
- Singapore telecoms[1]	913	879	3.9%	900	1.5%
- NCS (IT business)	150	141	7.0%	148	1.8%
Operating expenses	613	570	7.4%	560	9.4%
Operational EBITDA	454	463	(1.9%)	510	(11.0%)
Operational EBITDA margin	42.7%	45.4%	NM	48.7%	NM
- Singapore telecoms[1]	48.8%	51.2%	NM	54.8%	NM
- NCS (IT business)	5.6%	8.9%	NM	11.6%	NM

1. Excluding NCS

SingTel

Strong revenue growth in data & internet services…

Data and Internet up
➢ **excluding capacity sales** — 14%

Broadband – Q3 net adds — 14k

Corporate data[1] — 9%
- Managed services up 13%
- ILC up 4%
- LLC up 2%

Broadband revenue[2] — 26%



Broadband subs ('000)
299
311
323
336
352
372
391
433
28
405
Wireless @SG customers³
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07

1. Corporate data consists of LLC, ILC, managed services and others
2. Excluding S$5m one-time adjustment
3. Unique Wireless@SG customers who do not subscribe to SingNet's residential broadband services

SingTel

… while mobile continues to deliver

Mobile revenue	↑ 9%
Postpaid ARPU	↑ 3%
Postpaid churn	0.8%
Data as % ARPU	27%
Postpaid SAC	S$310

Mobile – Q3 net adds 66k


Mobile subs ('m)
1.57
1.55
1.60
1.62
1.66
1.62
1.70
1.77
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
Prepaid Q3 net adds
43K
Postpaid Q3 net adds
23K

SingTel

Revitalising fixed line

Fixed voice products

International telephone 2% (up)
- traffic volume growth offsetting rates decline

% of S'pore revenue 14%

National telephone 6% (down)
- impacted by dial-up to broadband migration

DEL market share 96%

Strategic developments

Generation mio
- integrated voice & data plan for homes
- enhances value proposition to customers
- prevents churn
- cross-selling opportunities

IPTV
- obtained commercial IPTV licence
- commercial launch later this year

Operating expenses: stepping up to support marketing & promotions

Operating costs — 7% (up)
- **higher selling expenses**

Selling & admin expenses — 14% (up)
- due to selling & retention initiatives

Staff costs — stable
- telecom staff down 9%

Cost of sales — 8% (up)
- in line with higher IT revenues

Traffic expenses — 11% (up)
- in line with higher bandwidth sales

Free cash flow[1] — S$334m

S$m	Q3 FY07	Q3 FY06
Operating cash before interest[2]	391	336
Cash capex	(58)	(87)
Free cash flow[1]	**334**	**249**
Cash capex as % revenue	5%	9%

1. Operating cash less cash capex (excluding associates dividends)
2. Excluding associates dividends

SingTel

Optus




'yes'
OPTUS





SingTel

Optus Q3 FY07: positive margin trends

➢ EBITDA margin stable at 26% for three consecutive quarters

A$m	3 months to Dec 06	3 months to Dec 05[2]	Y-O-Y % change	3 months to Sep 06	Sequential % change
Operating revenue	1,925	1,867	3.1%	1,865	3.2%
- op revenue excl acquisitions[1]	1,856	1,836	1.1%	1,803	2.9%
Operating expenses	1,437	1,354	6.1%	1,396	2.9%
- op costs excl acquisitions[1]	1,368	1,323	3.4%	1,332	2.7%
Operational EBITDA	501	521	(3.9%)	485	3.3%
Operational EBITDA margin	26.0%	27.9%	NM	26.0%	NM
- margin excl acquisitions[1]	27.0%	28.4%	NM	27.0%	NM
Free cash flow	112	135	(17.3%)	176	(36.5%)
Cash capex	353	307	15.0%	291	21.3%
Cash capex:revenue	18%	16%	NM	16%	NM

1. Excluding Alphawest and incremental portion of Virgin Mobile Australia revenues
2. Optus Dec 05 results include impact of realigning accounting treatment for operating lease expenditure, as disclosed in Mar 06 results

SingTel

Optus Mobile successfully defends market position

➢ 8% increase in outgoing revenue – offsets lower termination rates

Service revenue growth

4%



1,065
+3%
1,098
149
149
Equip
stable
665
718
Outgoing
8%
251
231
Incoming
8%
Mobile revenue (A$m)
Q3 FY06
Q3 FY07

Highlights

EBITDA margin	36.5%
Mobile market share[1] ▪ Q3 net adds 76k	33%
3G subs ▪ 92k new subs in the quarter	276k
Business Mobile subscribers up	11%
Data as % of ARPU	24%

1. Optus estimates

SingTel

Optus Mobile: key trends stable

➢ usage increases and slowing impact of caps stabilise ARPU and margin

Postpaid ARPU — stable



EBITDA margin
37.4%
36.3%
36.5%
Postpaid mobile ARPU (A$)
77
75
76
Q3 FY06
Q2 FY07
Q3 FY07
MoU[1]
2%
Rev/ min[2]
stable

Caps as % of postpaid base[3] — 25%



Q3: 29% of postpaid gross adds chose caps[3,4]
% of postpaid cust on caps[3]
5
7
10
14
19
21
24
25
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06
Q1 FY07
Q2 FY07
Q3 FY07

1. Outgoing minutes of use per subscriber for postpaid
2. Outgoing revenue per minute for postpaid
3. Cap penetration metrics exclude Optus' capped plans offered through wholesale service providers
4. Percentage of postpaid gross adds and recontracts choosing capped plans

SingTel

Optus Business gaining share

➢ EBITDA margin stable at 19%

Optus Business & Wholesale fixed revenue


8%
OB/OW revenue (A$ m)
+8%
404
437
OB
OB
12%
OW&S1
OW&S1
1%
Q3 FY06
Q3 FY07

1. Optus Wholesale & Satellite

Highlights

OB Voice — Minutes 9% — Revenue 11%
- A$105m

OB Data & IP revenue — 10%
- A$108m

OB ICT revenue incl. Alphawest — 17%
- A$71m

Wholesale revenue — stable
- growth in Data/IP offset voice decline

SingTel

Consumer and SMB – continued broadband revenue growth but weakness in traditional products

➢ EBITDA margin down from 12% to 5% - reflecting accelerating voice decline

Decline in contribution from voice



Consumer/SMB revenue (A$m)
412
-3%
400
301
-10%
270
Voice
111
+17%
130
Data & others 1
Q3 FY06
Q3 FY07

Broadband revenue
- net adds 52k

40%

EBITDA margin weakens
- Fixed to mobile substitution
- ULL rollout costs

to 5%

204 ULL exchanges
- 340 ULL exchanges to be completed by Dec 2007

62k subs

1. Data and other include Internet, IP and Pay TV revenues

SingTel

Associates and joint ventures



Pacific Bangladesh Telecom
CITYCELL
bharti
Singapore
AIS
GLOBE TELECOM
TELKOMSEL

SingTel

Associates Q3 FY07: overview


Mob penetration (%)
Mob subs (m)
Mob subs growth (%)
bharti
TELKOMSEL
GLOBE TELECOM
AIS
PBTL
96%
32.0
13%
47%
35.6
29%
26%
45%
15.7
19%
60%
19.5
134%
15%
1.1

	bharti	Telkomsel	Globe Telecom	AIS	PBTL
Effective stake (%)	30.5%	35.0%	44.5%	21.4%	45.0%
Market position	#1	#1	#2	#1	#4
Market share (%)	22%	56%	37%	51%	5%

SingTel

Associates Q3 FY07: NPAT S$368m – up 17%

Associates pre-tax earnings[1]
- **Q3 FY07 vs Q3 FY06**

↑ 17%

Associates PBT S$m	Q3 FY07	Q3 FY06	%
Regional Mobile	485	412	18%
SingPost	11	12	(9%)
Others	10	8	30%
Total	**506**	**432**	**17%**

Associate dividends
- **YTD Dec 06 vs. YTD Dec 05**

↑ 12%


Assoc dividends (S$m)
523
587
Others
Globe
AIS
Telkomsel
YTD Dec 05
YTD Dec 06

Dividends as % of earnings[2] **52%**

1. Excluding exceptional items
2. Based on share of associates post tax earnings for 9 months to 31 Dec 06

SingTel

Aggregate mobile customer base: up 44% to 112m

➢ growth driven by Bharti and Telkomsel

Largest base outside China 112m


Aggregate subs (m)[1]
20
27
31
52
112
142
301
SKT
Telekom M'sia
Telenor[2]
NTT DoCoMo
SingTel Group
China Unicom
China Mobile

Q3 regional mobile pre-tax earnings[3] 18%

PBT S$m	3 mths to Dec 06[3]	% change[3] (S$)	% change[3] (local curr)
Telkomsel	250	9%	7%
Bharti	151	110%	126%
AIS[4]	52	(9%)	(13%)
Globe	52	(15%)	(15%)
PBTL	(21)	131%	160%
Total	**485**	**18%**	**NM**

1. Mobile subscriber numbers as at Dec 06 (TM & Telenor numbers as at Sep 06)
2. Telenor numbers only reflect Asian subscribers
3. Excluding exceptional items – compared to 3 months to Dec 05
4. SingTel accounts for AIS Sep 06 quarter results in these results. Period ends for all other associates are now aligned to Group.

SingTel

Cash flow, balance sheet & summary



SingTel

Group free cash flow S$476m[1]

Group free cashflow[1]

7%


Group free cashflow[1] (S$m)
514
166
99
249
476
134
8
334
Optus
Associate dividends
SingTel
Q3 FY06
Q3 FY07

Net debt down in Q3

S$824m

S$m	Q3 FY07	Q3 FY06
Group free cash flow[1]	476	514
Interest payment	(145)	(135)
Sale of associates	87	105
Proceeds from short term investments[2]	235	5
Others[3]	171	262
Net debt decrease	**824**	**751**

1. Operating cash less cash capex
2. Due to maturity
3. Includes translation and mark-to-market adjustments

SingTel

Improved capital structure with significant financial flexibility

Net debt — S$6.3bn


C2C debt S$1.1bn
deconsolidated wef Mar 06
Net debt (S$bn)
7.6
6.6
7.2
8.1
7.4
5.0
4.7
7.1
6.3
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06

More efficient capital structure

Net gearing	24%
Net debt:EBITDA	1.0x
EBITDA:net interest expense	22x
Moody's rating	Aa2
S&P's rating	A+

SingTel

SingTel: guidance re-affirmed

Strategies	FY07 Targets	YTD Dec 06
SingTel: • Maintain leadership	Revenue – comparable to FY06	Stable
	Maintain telecoms margin above 50%	52%
Optus: • Protect & grow mobile core • Breakthrough in fixed on-net • Restructure cost base	Exceed overall market growth	5%
	EBITDA margin declines but exceeds 26%	26%
Regional Mobile: • Strong profitable growth	Double digit growth in regional mobile earnings contribution[1]	32%

1. Before tax and exceptionals

SingTel

SingTel: blue chip growth stock

SingTel	"maintaining leadership"
'yes' OPTUS	"resilience in a competitive market"
Regional mobile	"strong and profitable growth"

YTD Dec 06 Trends

Underlying EPS growth[1] 15%

Group free cash flow[2] S$1.9bn

1. Excluding exceptionals and FX on interco loan, net of hedging
2. Operating cash including associates dividends less cash capex

SingTel

Asia Pacific's Best Communications Group



www.singtel.com

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, February 08, 2007 6:35 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, February 08, 2007 6:35:22 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00008
Submission Date & Time :: 08-Feb-2007 06:34:47
Broadcast Date & Time :: 08-Feb-2007 06:35:22
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/02/2007

TIME: 09:41:47

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Financial Results Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Thursday, February 08, 2007 6:42 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	422791.pdf

422791.pdf (665 KB)

ASX confirms the release to the market of Doc ID: 422791 as follows:
Release Time: 08-Feb-2007 09:41:42
ASX Code: SGT
File Name: 422791.pdf
Your Announcement Title: Financial Results Presentation on SingTel Q3 results

END